UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Sauceda, 28

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

January-September 2015 We work for a better future for people

January-September 2015 Contents 2 BBVA Group highlights 3 Group information Relevant events 3 Results 4 Balance sheet and business activity 10 Solvency12 Risk management13 The BBVA share15 Responsible banking16 17 Business areas Banking activity in Spain19 Real-estate activity in Spain22 The United States24 Turkey27 Mexico30 South America 33 Rest of Eurasia36 Corporate Center38 39 Annex Interest rates and exchange rates39 Other information: Corporate & Investment Banking 40 Conciliation of the BBVA Group’s financial statements 43

BBVA Group highlights

BBVA Group highlights

(Consolidated figures)

	30-09-15	Δ%	30-09-14	31-12-14
Balance sheet (million euros)				
Total assets	746,477	17.1	637,699	651,511
Loans and advances to customers (gross)	426,295	18.1	361,084	366,536
Deposits from customers	388,856	18.0	329,610	330,686
Other customer funds	128,141	8.2	118,467	118,851
Total customer funds	516,996	15.4	448,077	449,537
Total equity	53,601	10.8	48,389	51,609
Income statement (million euros)				
Net interest income	12,011	10.5	10,868	15,116
Gross income	17,534	12.5	15,592	21,357
Operating income	8,510	12.8	7,546	10,406
Income before tax	4,335	40.5	3,085	4,063
Net attributable profit	1,702	(11.8)	1,929	2,618
Data per share and share performance ratios				
Share price (euros)	7.58	(20.6)	9.55	7.85
Market capitalization (million euros)	47,794	(15.0)	56,228	48,470
Net attributable profit per share (euros)(1)	0.25	(18.1)	0.30	0.41
Book value per share (euros)	7.90	(1.1)	7.99	8.01
P/BV (Price/book value; times)	1.0		1.2	1.0
Significant ratios (%)				
ROE (Net attributable profit/average equity)	5.4		5.6	5.6
ROTE (Net attributable profit/average tangible equity)	6.3		6.5	6.5
ROA (Net income/average total assets)	0.46		0.50	0.50
RORWA (Net income/average risk-weighted assets)	0.86		0.90	0.90
Efficiency ratio	51.5		51.6	51.3
Cost of risk	1.10		1.25	1.25
NPL ratio	5.6		6.1	5.8
NPL coverage ratio	74		63	64
Capital adequacy ratios (%)(2)				
CET1	11.7		11.7	11.9
Tier I	11.7		11.7	11.9
Total ratio	14.6		14.9	15.1
Other information				
Number of shares (millions)	6,305	7.1	5,887	6,171
Number of shareholders	931,757	(1.7)	947,901	960,397
Number of employees(3)	137,904	26.6	108,920	108,770
Number of branches(3)	9,250	25.6	7,362	7,371
Number of ATMs(3)	29,330	35.4	21,666	22,159

General note: Since the third quarter of 2015, the total stake in Garanti (39.90%) is consolidated by the full integration method. For previous years, the financial information provided in this document is presented integrated in the proportion corresponding to the percentage of the Group's stake at that time (25.01%).

(1) Adjusted by additional Tier I instrument remuneration.
(2) The capital ratios are calculated under CRD IV, applying a 40% phase in for 2015.
(3) Includes Garanti since July 2015.

Information about the net attributable profit (excluding results from corporate operations)(1)	30-09-15	Δ%	30-09-14	31-12-14
Net attributable profit	2,815	45.9	1,929	2,618
Net attributable profit per share (euros)	0.42	40.7	0.30	0.41
ROE	7.6		5.6	5.6
ROTE	8.9		6.5	6.5
ROA	0.62		0.50	0.50
RORWA	1.16		0.90	0.90

(1) Results from corporate operations completed in 2015, whose results correspond to the capital gains from the various sale operations equivalent to 6.34% of BBVA Group's stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, and the impact of the sale of BBVA's 29.68% stake in CIFH.

2 BBVA Group highlights

Group information

Relevant events

Results (pages 4-9)

- Earnings influenced by the incorporation of Catalunya Banc (CX) on April 24, and the accounting in the third quarter of 2015 of all the impacts stemming from the purchase of an additional 14.89% of Turkiye Garanti Bankasi, A.S. (Garanti Bank), with the ensuing incorporation of this entity by the full consolidation method and valuation at fair value of the 25.01% already owned has had a non-recurring negative effect on the Group's consolidated net attributable profit of €1,840m.
- General depreciation of emerging-market exchange rates against the euro.
- The most notable aspects in the year as of September without considering the effects from the aforementioned Garanti Bank operation, i.e. taking Turkey on an like-for-like comparison (25.01% stake in Garanti and integration in the proportion corresponding to this percentage) are: recurring revenues increased, growth in operating expenses below the growth in gross income and the reduction in impairment of financial assets that has had a very positive effect on the Group's cost of risk.

Balance sheet and business activity (pages 10-11)

- Figures affected by changes in the scope of consolidation mentioned above, as well as the general depreciation of exchange rates against the euro.
- Taking Turkey on a like for like comparison and not including the currency effect, there has been growth in gross customer lending, with a positive performance in loan production and customer funds in practically all the geographical areas.
- The Group's non-performing loans continue the falling trend of the last few quarters.

Solvency (page 12)

- The fully-loaded leverage ratio was 5.7% as of 30-Sep-2015.
- Fully-loaded CET1 ratio of 9.8% as of 30-Sep-2015. The corporate transactions of the quarter (acquisition of 14.89% of Garanti and sale of CIFH) have had a joint negative impact of 44 basis points on this ratio.
- In the month of October, Standard & Poors (S&P) has upgraded BBVA's long-term rating to BBB+, with a stable outlook.

Risk management (pages 13-14)

- Good performance over the quarter in the main asset-quality indicators: lower NPL ratio, increased coverage ratio and reduced cost of risk.

The BBVA share (page 15)

- Implementation of a new "dividend option" program, which has once more had an excellent uptake.

Other matters of interest

- BBVA continues to make progress in its **digital transformation**. As of 30-Sep-2015, including the figures for Garanti, it had 14.0 million digital customers who interact with the entity via the Internet or their cell phones. Of these, 7.6 million are mobile banking customers. In addition, the BBVA technological platforms handle up to 456 million transactions every day in real time, and by 2017 they will be prepared to handle 1 billion.
- **BBVA Wallet** is already available in Spain, Chile, Mexico and the United States, with more than 1.1 million downloads globally.

Net attributable profit

(Million euros)


-11.8%
1,929
1,702
January-Sep. 2014
January-Sep. 2015

Capital and leverage ratios

(Percentage as of 30-09-2015)


11.7
9.8
5.7
CET1 phased-in
CET1 fully-loaded
Leverage fully-loaded

NPL and coverage ratios

(Percentage)


Coverage ratio
NPL ratio
63
64
65
72
74
CX integration
6.1
5.8
5.6
6.1
5.6
Sep. 14
Dec. 14
Mar. 15
Jun. 15
Sep. 15

BBVA share

(Euros)


Maximum price
Minimum price
Closing price
8.26
9.55
7.58
Jan.-Sep. 2013
Jan.-Sep. 2014
Jan.-Sep. 2015

Net attributable profit breakdown (1)

(Percentage)


Rest of Eurasia 1.8
South America 19.1
Mexico 41.7
Spain 19.1
The United States 11.3
Turkey 6.9

(1) Excludes the Corporate Center.

Relevant events 3

Results

BBVA Group has generated a **net attributable profit** of €1,702m in the first nine months of 2015. As mentioned above, these earnings incorporate those generated by CX since 24 April, as well as the effects of the purchase of an additional 14.89% in Garanti Bank.

Gross income

Good performance of cumulative **net interest income** through September (up 10.5% year-on-year, 19.4% at constant exchange rates). Including the stake in Turkey on a like-for-like comparison (at 25.01% and integrated proportionally to this stake), this heading increases by 4.3% in the same period, despite the negative influence of exchange rates (up 12.7% excluding the effect of exchange rates).

Net interest income/ATA

(Percentage)


BBVA Group
BBVA Group excluding Venezuela
2.44
2.61
2.22
2.20
2.41
2.17
2.26
2.27
2.22
2.37
3Q
4Q
2014
1Q
2Q
3Q
2015

Consolidated income statement: quarterly evolution [1]

(Million euros)

	2015			2014			
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	**4,490**	**3,858**	**3,663**	**4,248**	**3,830**	**3,647**	**3,391**
Net fees and commissions	1,225	1,140	1,077	1,168	1,111	1,101	985
Net trading income	133	650	775	514	444	426	751
Dividend income	52	194	42	119	42	342	29
Income by the equity method	3	18	3	3	31	16	(14)
Other operating income and expenses	76	62	73	(287)	(234)	(215)	(90)
Gross income	**5,980**	**5,922**	**5,632**	**5,765**	**5,223**	**5,317**	**5,051**
Operating expenses	(3,307)	(2,942)	(2,776)	(2,905)	(2,770)	(2,662)	(2,613)
Personnel expenses	(1,695)	(1,538)	(1,460)	(1,438)	(1,438)	(1,359)	(1,375)
General and administrative expenses	(1,252)	(1,106)	(1,024)	(1,147)	(1,037)	(1,017)	(959)
Depreciation and amortization	(360)	(299)	(291)	(320)	(296)	(286)	(279)
Operating income	**2,673**	**2,980**	**2,857**	**2,860**	**2,453**	**2,655**	**2,438**
Impairment on financial assets (net)	(1,074)	(1,089)	(1,119)	(1,168)	(1,142)	(1,073)	(1,103)
Provisions (net)	(182)	(164)	(230)	(513)	(199)	(298)	(144)
Other gains (losses)	(127)	(123)	(66)	(201)	(136)	(191)	(173)
Income before tax	**1,289**	**1,604**	**1,442**	**978**	**976**	**1,092**	**1,017**
Income tax	(294)	(429)	(386)	(173)	(243)	(292)	(273)
Net income from ongoing operations	**995**	**1,175**	**1,056**	**805**	**733**	**800**	**744**
Results from corporate operations [2]	(1,840)	144	583	-	-	-	-
Net income	**(845)**	**1,319**	**1,639**	**805**	**733**	**800**	**744**
Non-controlling interests	(212)	(97)	(103)	(116)	(132)	(95)	(120)
Net attributable profit	**(1,057)**	**1,223**	**1,536**	**689**	**601**	**704**	**624**
Net attributable profit (excluding results from corporate operations)	**784**	**1,078**	**953**	**689**	**601**	**704**	**624**
Basic earnings per share (euros) [3]	**(0.18)**	**0.18**	**0.24**	**0.10**	**0.09**	**0.11**	**0.10**

(1) Since the third quarter of 2015, BBVA's total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti's revenues and costs are integrated in the proportion corresponding to the percentage of the Group's stake (25.01%).
(2) 2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group's stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, and the impact of the sale of BBVA's 29.68% stake in CIFH.
(3) Adjusted by additional Tier I instrument remuneration.

4 Group information

Consolidated income statement [1]

(Million euros)

	January-Sep. 15	∆%	∆% at constant exchange rates	January-Sep. 14
Net interest income	**12,011**	**10.5**	**19.4**	**10,868**
Net fees and commissions	3,442	7.6	9.1	3,198
Net trading income	1,558	(3.9)	(0.5)	1,621
Dividend income	288	(30.0)	(30.7)	412
Income by the equity method	24	(25.3)	(31.3)	32
Other operating income and expenses	211	n.m.	n.m.	(539)
Gross income	**17,534**	**12.5**	**14.8**	**15,592**
Operating expenses	(9,024)	12.2	12.8	(8,046)
Personnel expenses	(4,693)	12.5	11.4	(4,171)
General and administrative expenses	(3,382)	12.2	15.0	(3,014)
Depreciation and amortization	(950)	10.4	12.0	(860)
Operating income	**8,510**	**12.8**	**17.0**	**7,546**
Impairment on financial assets (net)	(3,283)	(1.1)	1.7	(3,318)
Provisions (net)	(576)	(10.3)	(3.3)	(642)
Other gains (losses)	(316)	(37.0)	(36.8)	(501)
Income before tax	**4,335**	**40.5**	**46.8**	**3,085**
Income tax	(1,109)	37.2	46.5	(808)
Net income from ongoing operations	**3,226**	**41.7**	**46.9**	**2,277**
Results from corporate operations [2]	(1,113)	-	-	-
Net income	**2,113**	**(7.2)**	**(3.7)**	**2,277**
Non-controlling interests	(411)	18.3	50.2	(348)
Net attributable profit	**1,702**	**(11.8)**	**(11.4)**	**1,929**
Net attributable profit (excluding results from corporate operations)	**2,815**	**45.9**	**46.5**	**1,929**
Basic earnings per share (euros) [3]	**0.25**			**0.30**

(1) Since the third quarter of 2015, BBVA's total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti's revenues and costs are integrated in the proportion corresponding to the percentage of the Group's stake (25.01%).
(2) 2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group's stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, and the impact of the sale of BBVA's 29.68% stake in CIFH.
(3) Adjusted by additional Tier I instrument remuneration.

As in previous quarters, this growth is the result of increased activity in emerging countries and the United States, as well as the reduction in the cost of deposits in Spain. In Turkey, this heading has performed well, despite increased funding costs, thanks to Garanti's active management of the loan book and its prices.

Fees and commissions have also performed well. The effect of regulatory limits that came into effect recently in some countries are still being offset by an increasingly diversified revenue base, thanks to the improvement plans being carried out in a number of geographical areas, above all in Spain, and an increase in higher added-value operations being implemented in the Group's wholesale businesses.

As a result, **more recurring revenue** (net interest income plus fees and commissions) is still an extremely important element of the income statement. The cumulative figure through September 30 shows a year-on-year rise of 4.2% (with figures from Turkey presented on a like-for-like comparison), or 10.9% excluding the effect of exchange rates.

Net interest income plus fees and commissions

(Million euros)



+9.9% (1)
14,066
15,452
4,376
4,274
4,749
4,446
4,941
4,494
5,416
4,752
4,740
4,649
4,997
4,927
5,715
5,877
At constant exchange rates
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2014
2015

(1) At constant exchange rates: +16.9%.

NTI is below previous quarters, affected negatively by the increased volatility in the financial markets in recent months. As a result, this heading has declined by 3.9% year-on-year in the cumulative figure to September (down 0.5% at constant exchange rates).

Results 5

Due to all these factors, the Group’s gross income for the first nine months of the year grew by 12.5% in year-on-year terms (up 14.8% at constant exchange rates) to €17,534m. With figures from Turkey presented on a like-for-like comparison, there has been a year-on-year growth of 8.3% (up 10.6% excluding the foreign-currency effect). Operating income Operating expenses are 12.2% above those for the same period in 2014. With figures from Turkey presented on a like-for-like comparison, the year-on-year increase is 7.8%, with a significant moderation in most of the geographical areas (Spain’s banking activity includes CX since April 24 and the related costs of integration). In addition, the inflation rate in some countries is high. As has been usual in recent periods, the transformation Breakdown of operating expenses and efficiency calculation (Million euros) January-Sep. 15 ?% January-Sep. 14 Personnel expenses 4,693 12.5 4,171 Wages and salaries 3,623 15.2 3,144 Employee welfare expenses 684 5.0 651 Training expenses and other 386 2.6 376 General and administrative expenses 3,382 12.2 3,014 Premises 861 22.6 702 IT 692 16.3 595 Communications 237 10.8 214 Advertising and publicity 292 10.6 264 Corporate expenses 81 14.4 71 Other expenses 884 2.9 858 Levies and taxes 335 8.1 310 Administration expenses 8,074 12.4 7,185 Depreciation and amortization 950 10.4 860 Operating expenses 9,024 12.2 8,046 Gross income 17,534 12.5 15,592 Efficiency ratio (Operating expenses/gross income, in %) 51.5 51.6

(1) I_c            Ga_a            c_ J            2015. projects being developed in each of the Group’s areas have a significant impact on this heading. Despite this, the growth in expenses is still lower than that of gross income. As a result, the efficiency ratio has improved slightly compared with the figure for the same period in 2014 (51.5% against 51.6%). E            c            c_ E            c            c            a             (M            ) (P__c            a__) Operating income has also improved to €8,510m, up 12.8% on the same period in 2014 (up 17.0% at constant exchange rates, 8.8% with data from Turkey presented on an on-going basis (1) I_c            Ga_a            c_ J            2015. and 12.9% with data from Turkey presented on a like-for-like comparison and with constant exchange rates). Provisions and others Impairment losses on financial assets are down 1.1% on the first nine months of the previous year (up 1.7% at constant exchange rates). By areas, there was a decline in the Eurozone and a limited increase in the rest of the geographical areas, very much in line with the rise in activity. This explains why the cumulative cost of risk through September 2015 is below the figure for the half-year and for the same period in 2014. Allocation to provisions, which include the cost of the transformation plans, provisions for contingent liabilities and other commitments, as well as contributions to pension funds, amount to €576m in the first nine months of the year (down 10.3% year-on-year and 3.3% at constant exchange rates). The heading of other gains (losses) performed well, largely due to lower impairment losses on real-estate activity in Spain from provisions on property and foreclosed or acquired assets, as observed in previous quarters.

Profit As a result of the above, profit after tax from ongoing operations in the first nine months of 2015 has grown year-on-year by 41.7% (up 46.9% excluding the effect of currencies). Lastly, earnings from corporate operations in the cumulative figure through September include capital gains of €705m net of tax originated by the various sale operations equivalent to 6.34% of BBVA Group’s stake in China Citic Bank (CNCB) in the first and second quarters of 2015; the credit of €22m, also net of tax, for the badwill generated in the CX deal (second quarter); the effect (practically neutral) of the close of the sale of all BBVA’s stake in CIFH (third quarter); and the impact of the valuation at fair value of the 25.01% stake held by BBVA in Garanti Bank at the time when the acquisition of an additional 14.89% was completed, amounting to a negative €1,840m (third quarter). The recognition of this accounting impact does not represent any additional cash outflow for BBVA. Most of this effect is made up of conversion differences due to the depreciation of the Turkish lira against the euro since the initial acquisition by BBVA of the 25.01% stake in Garanti until the date of the new acquisition. N            a            b__ab             (M            ) By business area, banking activity in Spain has contributed €1,101m, real-estate activity in Spain generated a loss of €407m, the United States contributed €410m, Turkey €249m (€224m on a like-for-like comparison), Mexico €1,513m, South America €693m (€689m not including Venezuela), and the Rest of Eurasia €66m.

BBVA Group excluding Venezuela and with Turkey presented on a like-for-like comparison

To ensure comparable figures, the Group's income statement not including Venezuela is shown below (due to the exchange-rate impact) with Turkey presented on a like-for-like basis (to isolate the effects of the purchase of an additional 14.89% in Garanti, as explained above).

Consolidated income statement of BBVA Group excluding Venezuela and with Turkey presented on a like-for-like comparison [1]

(Million euros)

	January-Sep. 15	Δ%	Δ% at constant exchange rates	January-Sep. 14
Net interest income	**11,162**	**16.0**	**11.9**	**9,619**
Net fees and commissions	3,289	9.3	4.6	3,010
Net trading income	1,603	5.5	2.8	1,520
Other income/expenses	648	22.7	20.6	528
Gross income	**16,703**	**13.8**	**9.8**	**14,678**
Operating expenses	(8,612)	12.5	8.0	(7,653)
Operating income	**8,090**	**15.2**	**11.7**	**7,025**
Impairment on financial assets (net)	(3,151)	(0.8)	(2.1)	(3,177)
Provisions (net) and other gains (losses)	(856)	(20.7)	(21.5)	(1,080)
Income before tax	**4,084**	**47.6**	**39.3**	**2,767**
Income tax	(1,015)	42.6	35.2	(712)
Net income from ongoing operations	**3,068**	**49.3**	**40.7**	**2,055**
Results from corporate operations [2]	(1,113)	-	-	-
Net income	**1,955**	**(4.9)**	**(10.4)**	**2,055**
Non-controlling interests	(283)	13.7	5.8	(249)
Net attributable profit	**1,672**	**(7.4)**	**(12.6)**	**1,807**
Net attributable profit (excluding results from corporate operations)	**2,786**	**54.2**	**45.6**	**1,807**

(1) Financial statements including Garanti's revenues and costs integrated in the proportion corresponding to the percentage of the Group's stake (25.01%) until the second quarter of 2015.
(2) 2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group's stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, and the impact of the sale of BBVA's 29.68% stake in CIFH.

Results 9

Balance sheet and business activity

BBVA Group's business activity and balance sheet as of **30-Sep-2015** are influenced by the incorporation of the balances from CX (since April 24, 2015) and by the integration of Garanti Bank by the full consolidation method (since the third quarter), after closing the purchase of an additional 14.89% of this Turkish bank. Not including these, the observed trends continue to be very similar to those seen in previous periods:

- General depreciation over the quarter of the **exchange rates** of emerging countries against the euro, with a negative effect on rates of exchange, both in year-on-year terms and YTD (see table in appendix: exchange rates).
- Taking **Turkey on a like-for-like comparison**, the following is worth noting:

- Good performance of **gross lending to customers** (not including repurchase agreements -repos-: up 5.6% since December 2014, but up 9.8% at constant exchange rates). This positive performance is due to the growth in loans in practically all geographical areas (the U.S., Mexico, Turkey and South America) and to the moderation of the rate of decline in the loan book in Spain, where the trend in the level of production of new loans continues to be very favorable, in both the retail (mortgages, small businesses

Consolidated balance sheet [(1)]

(Million euros)

	30-09-15	∆%	30-09-14	30-06-15	31-12-14
Cash and balances with central banks	36,128	56.3	23,121	30,192	33,908
Financial assets held for trading	83,662	(5.0)	88,023	82,693	83,427
Other financial assets designated at fair value	4,968	54.0	3,227	3,499	3,236
Available-for-sale financial assets	117,567	19.6	98,322	107,136	98,734
Loans and receivables	451,658	18.9	379,715	415,020	386,839
Loans and advances to credit institutions	33,042	19.9	27,561	29,074	28,254
Loans and advances to customers	407,454	17.7	346,103	374,888	351,755
Debt securities	11,162	84.5	6,051	11,058	6,831
Held-to-maturity investments	-	-	-	-	-
Investments in entities accounted for using the equity method	779	(46.0)	1,443	1,013	661
Tangible assets	9,349	20.4	7,762	8,753	8,014
Intangible assets	9,797	13.6	8,621	9,212	8,840
Other assets	32,569	18.6	27,465	31,553	27,851
Total assets	**746,477**	**17.1**	**637,699**	**689,071**	**651,511**
Financial liabilities held for trading	58,352	(1.2)	59,084	56,977	56,990
Other financial liabilities designated at fair value	4,767	31.9	3,615	3,746	3,590
Financial liabilities at amortized cost	598,206	20.3	497,179	546,480	509,974
Deposits from central banks and credit institutions	115,154	36.8	84,199	94,763	97,735
Deposits from customers	388,856	18.0	329,610	363,373	330,686
Debt certificates	65,860	7.6	61,181	62,299	59,393
Subordinated liabilities	16,140	13.1	14,265	16,126	14,118
Other financial liabilities	12,196	53.9	7,923	9,919	8,042
Liabilities under insurance contracts	10,192	(4.1)	10,624	10,333	10,471
Other liabilities	21,360	13.6	18,808	20,538	18,877
Total liabilities	**692,876**	**17.6**	**589,310**	**638,074**	**599,902**
Non-controlling interests	7,329	n.m.	2,253	1,728	2,511
Valuation adjustments	(3,560)	n.m.	(879)	(2,909)	(348)
Shareholders' funds	49,832	6.0	47,015	52,177	49,446
Total equity	**53,601**	**10.8**	**48,389**	**50,997**	**51,609**
Total equity and liabilities	**746,477**	**17.1**	**637,699**	**689,071**	**651,511**
Memorandum item:					
Contingent liabilities	48,545	31.7	36,864	37,812	37,070

(1) Since the third quarter of 2015, BBVA's total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti's assets and liabilities are integrated in the proportion corresponding to the percentage of the Group's stake (25.01%).

10 Group information

and, mainly, consumer) and wholesale (SMEs and corporates) segments. – Increase also in customer deposits, in line with previous quarters (excluding repurchase agreements –repos–: up 5.7% YTD, also at current exchange rates, and up 13.2% at constant rates). – Reduction over the quarter in non-performing loans, thanks to lower additions to NPL and the good performance of recoveries. The increase in this figure compared with that registered nine months before is explained by the incorporation of the balances from CX, since April 24. – Off-balance sheet funds (mutual and pension funds and other off-balance sheet funds) continue to perform very favorably, with a YTD rate of growth of 5.6% (up 7.2% at constant exchange rates). Loans and advances to customers (Million euros) 30-09-15 ?? 30-09-14 30-06-15 31-12-14 Domestic sector 177,935 9.6 162,301 181,356 162,652 Public sector 22,596 (3.0) 23,302 22,998 23,362 Other domestic sectors 155,340 11.8 138,999 158,358 139,290 Secured loans 99,240 11.7 88,880 100,443 87,371 Other loans 56,100 11.9 50,119 57,915 51,920 Non-domestic sector 222,613 27.4 174,800 186,036 180,719 Secured loans 102,408 44.1 71,063 78,147 72,836 Other loans 120,204 15.9 103,737 107,889 107,883 Non-performing loans 25,747 7.4 23,983 25,766 23,164 Domestic sector 20,181 4.9 19,243 21,142 18,563 Non-domestic sector 5,566 17.4 4,740 4,624 4,601 Loans and advances to customers (gross) 426,295 18.1 361,084 393,158 366,536 Loan-loss provisions (18,841) 25.8 (14,980) (18,271) (14,781) Loans and advances to customers 407,454 17.7 346,103 374,888 351,755 Customer funds (Million euros) 30-09-15 ?? 30-09-14 30-06-15 31-12-14 Deposits from customers 388,856 18.0 329,610 363,373 330,686 Domestic sector 172,110 14.1 150,840 178,581 145,251 Public sector 12,843 (20.9) 16,240 17,851 10,651 Other domestic sectors 159,267 18.3 134,600 160,729 134,600 Current and savings accounts 74,044 34.1 55,236 73,247 59,509 Time deposits 71,807 9.4 65,636 70,270 60,783 Assets sold under repurchase agreement and other 13,416 (2.3) 13,729 17,213 14,308 Non-domestic sector 216,746 21.2 178,770 184,792 185,435 Current and savings accounts 117,056 8.2 108,154 108,784 113,795 Time deposits 94,531 56.0 60,580 68,197 62,705 Assets sold under repurchase agreement and other 5,159 (48.6) 10,035 7,811 8,935 Other customer funds 128,141 8.2 118,467 131,047 118,851 Spain 76,667 10.4 69,457 78,985 71,077 Mutual funds 32,434 13.8 28,498 33,393 29,656 Pension funds 22,397 3.3 21,676 22,672 21,879 Other off-balance sheet funds 119 (43.3) 210 129 174 Customer portfolios 21,717 13.9 19,073 22,791 19,368 Rest of the world 51,474 5.0 49,010 52,062 47,773 Mutual funds and investment companies 24,271 (0.3) 24,348 24,942 23,126 Pension funds 7,959 56.7 5,079 6,283 5,484 Other off-balance sheet funds 3,683 1.5 3,627 3,711 3,403 Customer portfolios 15,561 (2.5) 15,956 17,126 15,761 Total customer funds 516,996 15.4 448,077 494,420 449,537

Solvency

Capital base

BBVA ended **September 2015** with a CET1 fully-loaded capital ratio of 9.8%, and a leverage ratio that continues to compare very favorably with the rest of its peer group. The highlights in the period are summarized below:

- BBVA completed the acquisition of the 14.89% stake in **Garanti Bank** and the sale of **CIFH**, with a total negative impact on CET1 (fully-loaded) of 44 basis points.
- **Distribution** to shareholders on July 16 of €0.08 gross per share in cash, which involved an outlay of €504.4m, as mentioned in the half-yearly data.
- New "**dividend option**", which has once more had an excellent uptake: 89.65% of holders of free allocation rights chose to receive BBVA shares, which resulted in a capital increase of €30,106,631.94 through the issue of 61,442,106 new ordinary shares.
- Lastly, increase in **risk-weighted assets** -RWA- (up 12.8% in the quarter and 13.4% to date this year). Over the quarter, the impact from stronger lending activity outside Spain, together with the incorporation of Garanti Bank into the Group's financial statements by the global integration method, have been offset in part by the general depreciation of currencies, as well as by the aforementioned closing of the sale of CIFH.
- Because of these factors, along with the other impacts on **CET1**, the phased-in core capital ratio stands at 11.7% (9.8% fully-loaded).
- BBVA Group continues to maintain a high **leverage ratio**, 6.1% using the phased-in criterion.

CET1 ratio evolution

(Percentage)



11.7
10.1
11.9
10.4
12.7
10.8
12.3
10.4
11.7
9.8
Phased-in
Fully-loaded
30-09-14
31-12-14
31-03-15
30-06-15
30-09-15

Ratings

On October 6, 2015, Standard & Poors (S&P) upgraded BBVA's long-term rating from BBB to BBB+, maintaining a stable outlook, as a result of the upgrading of Spain's rating on October 2 to BBB+. As a result of this upgrading, S&P has also upgraded the long-term rating of its subsidiaries BBVA Compass (from BBB to BBB+) and BBVA Uruguay (from BBB- to BBB). The other agencies have not changed BBVA's rating since the last publication of earnings.

Ratings

	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Stable
Fitch	A-	F-2	Stable
Moody's	Baa1	P-2	Stable
Scope Ratings	A	S-1	Stable
Standard & Poor's	BBB+	A-2	Stable

Capital base

(Million euros)

	CRD IV phased-in				
	30-09-15	30-06-15	31-03-15	31-12-14	30-09-14
Common equity Tier I	46,460	43,422	43,995	41,832	40,422
Capital (Tier I)	46,460	43,422	43,995	41,832	40,422
Other eligible capital (Tier II)	11,820	11,276	10,686	10,986	10,893
Capital base	58,280	54,698	54,681	52,818	51,316
Risk-weighted assets	397,936	352,782	347,096	350,803	345,381
Total ratio (%)	14.6	15.5	15.8	15.1	14.9
CET1 (%)	11.7	12.3	12.7	11.9	11.7
Tier I (%)	11.7	12.3	12.7	11.9	11.7
Tier II (%)	3.0	3.2	3.1	3.1	3.2

12 Group information

Risk management

Credit risk

In the **third quarter of 2015** the main variables related to the Group's credit risk management have continued to be positive. Integration of Garanti Bank by the full consolidation method during the quarter has affected the risk indicators. The quarter has been characterized by:

- The Group's **credit risk** increased by 10.2% over the quarter and 17.6% since December 2014. The integration of Garanti Bank by the full consolidation method has increased this heading by €51,705m as of 30-Sep-2015.
- The balance of **non-performing loans** amounts to €26,395m. Excluding the Garanti effect, there has been a quarterly decline of 5.0%, with declines across all the geographical areas, although there was a notable reduction

Non-performing loans

(Million euros)



24,405
23,590
23,184
26,369
3,893 (1)
22,476
26,395
+0.1%
1,345 (2)
3,842 (1)
21,207
September
December
2014
March
June
2015
September

(1) Catalunya Banc.
(2) Effect of the integration of Garanti by the full consolidation method.

Credit risks[1]

(Million euros)

	30-09-15	30-06-15	31-03-15	31-12-14	30-09-14
Non-performing loans and contingent liabilities	26,395	26,369	23,184	23,590	24,405
Credit risks	474,693	430,870	413,687	403,633	397,952
Provisions	19,473	18,909	15,002	15,157	15,335
NPL ratio (%)	5.6	6.1	5.6	5.8	6.1
NPL coverage ratio (%)	74	72	65	64	63
NPL ratio (%) (excluding Cx)	5.0	5.5	-	-	-
NPL coverage ratio (%) (excluding Cx)	68	65	-	-	-

(1) Include gross customer lending plus contingent exposures.

Non-performing loans evolution

(Million euros)

	3Q15	2Q15	1Q15	4Q14	3Q14
Beginning balance	**26,369**	**23,184**	**23,590**	**24,405**	**24,980**
Entries	1,947	2,223	2,359	2,363	2,429
Recoveries	(1,549)	(1,643)	(1,751)	(1,935)	(1,840)
Net variation	**398**	**580**	**608**	**427**	**589**
Write-offs	(1,483)	(1,105)	(1,152)	(1,248)	(1,297)
Exchange rate differences and other[1]	1,111	3,709	138	5	133
Period-end balance	**26,395**	**26,369**	**23,184**	**23,590**	**24,405**
Memorandum item:					
Non-performing loans	25,747	25,766	22,787	23,164	23,983
Non-performing contingent liabilities	647	602	398	426	422

(1) The third quarter of 2015 includes the effects of the purchase of an additional 14.89% in Garanti.

Risk management 13

in Spain in banking activity (–2.8%) and real-estate activity (–6.6%). • Loan-loss provisions have increased by 3.0% since the close of June and 28.5% since the close of 2014. • The NPL ratio has declined over the quarter to 5.6% and the coverage ratio has increased to 74%. • Lastly, there has been an improvement in the cost of risk, both compared with the cumulative figure to June 2015 and that of December 2014. Structural risks Liquidity and funding Management of liquidity and funding aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in price formation. In the third quarter of 2015 the liquidity conditions have remained comfortable across BBVA’s global footprint: • The fifth TLTRO (targeted longer-term refinancing operations) auction was held in September, at which BBVA borrowed €2,000m. • The long-term wholesale funding markets have remained stable in Europe and in the other geographical areas where the Group operates. • Short-term funding has also continued to perform extremely well, in a context marked by a high level of liquidity. • In general, the financial soundness of the Group’s banks is based on the funding of lending activity, basically through the use of customer funds. Foreign exchange Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement. The third quarter of the year was characterized by the volatility of the currencies of emerging economies, affected by weak global growth. In this context, BBVA has maintained a policy of actively hedging its investments in Mexico, Chile, Colombia, Turkey and the dollar area. In addition to this Group-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected from abroad for the last 12 months has also been managed. Interest rates The aim of managing interest-rate risk is to maintain sustained growth of net interest income in the short and medium term, irrespective of interest-rate fluctuations. In the third quarter of 2015, the results of this management have been satisfactory, with limited risk strategies in all the Group’s banks. The amount of NTI generated in Europe, the United States and Mexico is the result of prudent portfolio management strategies, particularly in terms of sovereign debt, in a context marked by low interest rates. Economic capital Attributable economic risk capital (ERC) consumption at the end of September stood at €30,474m, down 1.9% in the quarter. The most relevant event has been the incorporation of Garanti by the full consolidation method, which has been more than offset by the depreciation of the main emerging currencies against the euro. A            b__ab            c            c             ca            a_ b__a            (P__c            a            a             S            b            2015)

The BBVA share

The slowdown in **global growth** was confirmed in the second quarter of 2015. The emerging economies (in particular, China and Latin America) explain this reduced strength, which has been offset only partially by the positive relative performance of the main developed economies (the recovery is consolidating in the U.S. and in Europe). Emerging economies now face a more uncertain landscape due to lower demand from China, the decline in commodity prices and the expected upcoming hike in interest rates by the Federal Reserve (Fed). All the above has brought as a consequence the depreciation of the emerging currencies against the euro during the quarter.

In this global economic context, the **stock market indices** registered across-the-board drops over the quarter. In Europe, the Euro Stoxx 50 lost 9.5%, accumulating a 1.5% decline since the end of 2014, the Ibex 35 decreased 11.2% (down 7.0% to date this year), and the U.S. S&P 500 lost 6.9% over the quarter (down 6.7% since the close of the previous year). In the banking sector, the Euro Stoxx Banks closed as of September 30 at 12.4% and 2.4% below the figures for the end of June and December, respectively, while the S&P Regional Banks registered a decline of 9.0% and 5.6% in the same periods.

The **BBVA share** has also registered falls over the quarter and YTD, although it evolved more favorably than the Ibex 35 and performed similarly to the Euro Stoxx Banks, despite having risen significantly more than both indices in the previous year. At the close of September, the share price stood at 7.58 euros per share and its weighting in the Ibex 35 and the Euro Stoxx 50 reached 10.21% and 2.37%, respectively.

In terms of **shareholder remuneration**, a gross €0.08 in cash was distributed on July 16 for each outstanding share.

Shareholder remuneration

(Euros -gross-/share)


Cash
Dividend option
0.08
0.08
0.08
0.13
0.08
0.08
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15

Moreover, on September 30, the Board of Directors of BBVA agreed on the second capital increase against reserves approved by the AGM held on the 13th March 2015, for the implementation of the "dividend option" shareholder remuneration system. The result was a capital increase of €30,106,631.94 (61,442,106 shares of €0.49 of nominal value each) as 89.65% of holders of the free allocation rights opted to receive new BBVA ordinary shares. Holders of the remaining 10.35% free allocation rights opted for BBVA's commitment to buy the said rights. Thus, BBVA purchased 652,564,118 rights at a gross price of €0.08 per right for a total amount of €52,205,109.44. This confirms, once more, the excellent acceptance of this system of remuneration and the confidence felt by shareholders in the performance of the BBVA share.

The BBVA share and share performance ratios

	30-09-15	30-06-15
Number of shareholders	931,757	940,619
Number of shares issued	6,305,238,012	6,305,238,012
Maximum price (euros)	9.46	9.77
Minimum price (euros)	7.26	8.51
Closing price (euros)	7.58	8.79
Book value per share (euros)	7.90	8.28
Market capitalization (million euros)	47,794	55,436
Price/book value (times)	1.0	1.1
PER (Price/earnings; times)	15.2	15.1
Yield (Dividend/price; %)(1)	4.9	4.2

(1) Calculated by dividing the shareholder remuneration of the latest twelve months by the BBVA share price at the end of each period.

BBVA share evolution compared with European indices

(Base indice 100=30-09-2014)


BBVA
Euro Stoxx 50
Euro Stoxx Banks
130
120
110
100
90
80
70
30-09-14
31-12-14
31-03-15
30-06-15
30-09-15

The BBVA share
15

Responsible banking The highlights since the end of June in terms of responsible banking were as follows: • BBVA repeated its listing on three of the main sustainability indices: STOXX ESG Leaders, Ethibel Sustainability and Dow Jones Sustainability Index. This last one is one of the most prestigious worldwide. It includes economic, social, environmental and corporate governance aspects and BBVA obtained an overall score of 79 points, 18 above the sector. Garanti Bank has also been the only Turkish company listed on the Dow Jones Sustainability Emerging Markets Index. • Awarding of an honorable mention in the 14th 2015 AECA Corporate Transparency Awards in the category of companies listed on the Ibex 35. These awards recognize the quality, accessibility, usability, contents and presence of the information (mainly financial and on sustainability and good governance) disclosed on corporate websites. Products with a high social impact BBVA Group has signed a strategic agreement with Alliance for Financial Inclusion (AFI), an organization in which it will collaborate as a new partner. In this regard, it has driven financial inclusion at the Global Policy Forum 2015, the most relevant annual financial inclusion event worldwide, where it presented the Special Financial Inclusion Award BBVA Open Talent 2015 to Destacame.cl, a Chilean startup that enables customers to obtain loans by creating a credit risk profile based on payments of bills for basic supplies. The BBVA Microfinance Foundation has published its “2014 Performance Report: Measuring What Really Matters”, which reflects the organization’s work toward sustainable and inclusive economic and social development for the most disadvantaged. In 2014 it served more than 1.5 million people through its eight entities in seven countries, an increase of 3.4% on the previous year. Moreover, 25% of its customers are able to increase their sales annually and 78% do so after three years. Camino al Éxito (Road to Success) is offering its training program in seven prestigious universities in Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela. Training, along with funding and recognition, is one of its basic pillars. For this reason, BBVA will invest 10 million euros to train 7,000 companies until 2018, offering an average of 32 hours of practical training. 705 SMEs will be able to benefit in 2015. Thanks to the Ruta BBVA program, which is committed to an entrepreneurship model based on values, innovation and people, the members of the expedition were able to develop an entrepreneurship project during the 2015 tour. The winning project belongs to the collaborative economy sector and involves developing a platform to boost agro-ecological cultivation and consumption of local products. The team promoting the project has had the opportunity to present it along with the rest of the initiatives of Momentum Project. Lastly, Yo Soy Empleo (I am Employment) has achieved its goal to create 10,000 new jobs. Society Education for society The 2015 Teacher Action Prizes, organized by FAD, the Spanish Commission for Cooperation with UNESCO and BBVA, have already selected their 100 regional finalists from among more than 500 candidates throughout Spain. The panel of judges has given special consideration to projects that promote the imparting of social values, but has also taken into account the originality of the subjects, the activities carried out, the educational strategies, their goals and the methodologies used. The environment The BBVA Foundation has announced the winners of the 10th Biodiversity Conservation Awards, which recognize individuals and institutions that are making progress in the protection of biodiversity and are doing valuable work in communication to society. Science and Culture The BBVA Foundation has awarded its Grants for Researchers and Cultural Creators as part of the 2nd edition of a pioneering science and culture funding program in Spain. The institution has also awarded the 2015 Grants for Video Art Creation, which will enable the selected candidates to carry out ambitious projects with a high technology component in the area of visual and cultural narrative.

Business areas This section presents and analyzes the most relevant aspects of the Group’s different areas. Specifically, it shows a summary of the income statement and balance sheet, data on business activity and the most significant ratios in each of them. In 2015 changes have been made to the reporting structure of BBVA Group’s business areas with respect to that in place during 2014. Due to the increase of the stake in Turkiye Garanti Bankasi, A.S. (Garanti Bank) to 39.9%, its balance sheet and earnings are presented separately from the rest of Eurasia. Thus, the business areas are: • Banking activity in Spain includes, as in previous years, the Retail Network, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management. It also includes the portfolios, funding and structural interest-rate positions of the euro balance sheet. And from April 24th brings together the activity, balance sheet and results of CX banking business. • Real-estate activity in Spain basically covers lending to real-estate developers and foreclosed real-estate assets in the country (including those coming from Cx). • The United States encompasses the business conducted by the Bank in that country through BBVA Compass, the office in New York and the US companies Simple and Spring Studio bought in February 2014 and April 2015 respectively as part of BBVA’s strategy to lead the technological transformation of the financial industry. • Turkey includes BBVA’s stake in Garanti Bank (39.9% since the third quarter of 2015), entity included in the financial statements of the group by the full consolidation method. • Mexico includes the banking and insurance businesses in the country. • South America includes the banking and insurance businesses that BBVA carries out in the region. • The rest of Eurasia includes the business carried out in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area. In addition to the above, all the areas include a remainder made up of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas. Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out by the Group that are commented at various points in this report. In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB). This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed. Lastly, as usual, in the case of the Americas and Turkey the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates. The Group compiles information by areas based on units at the lowest level, and all the data related to the business they manage is recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group for higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area in which they carry out their activity. Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important: • Capital. Capital is allocated to each business according to ERC criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord, with economic criteria taking precedence over regulatory ones. ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation among them in accordance with the risks incurred. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

- **Internal transfer prices**. BBVA Group has a transfer prices system whose general principles apply in the Bank's different entities, business areas and units. Within each geographical area, internal transfer rates are established to calculate the net interest income of its businesses, under both the asset and liability headings. These rates consist of a reference rate (an index whose use is generally accepted on the market) that is applied based on the transaction's revision period or maturity, and a liquidity premium, i.e. a spread, that is established based on the conditions and outlook of the financial markets in this respect. There are also agreements for the allocation of earnings between the product-generating units and the distribution units.

- **Allocation of operating expenses**. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

- **Cross-selling**. In some cases, consolidation adjustments are made to eliminate double accounting entries in the results of two or more units as a result of cross-selling incentives between businesses.

Mayor income statement items by business area

(Million euros)

		Business areas								
	BBVA Group[1]	Banking activity in Spain	Real-estate activity in Spain	The United States	Turkey[1]	Mexico	South America	Rest of Eurasia	∑ Business areas	Corporate Center
January-Sep. 2015										
Net interest income	12,011	3,000	26	1,342	1,320	4,033	2,483	130	12,335	(324)
Gross income	17,534	5,386	(22)	1,979	1,371	5,253	3,405	359	17,732	(198)
Operating income	8,510	3,010	(122)	645	685	3,302	1,889	107	9,516	(1,007)
Income before tax	4,335	1,565	(596)	556	460	2,004	1,375	101	5,465	(1,130)
Net attributable profit	**1,702**	**1,101**	**(407)**	**410**	**249**	**1,513**	**693**	**66**	**3,626**	**(1,924)**
January-Sep. 2014										
Net interest income	10,868	2,834	(30)	1,054	510	3,587	3,264	145	11,365	(497)
Gross income	15,592	4,879	(154)	1,565	687	4,781	3,716	602	16,076	(484)
Operating income	7,546	2,741	(270)	471	399	3,009	2,083	349	8,782	(1,236)
Income before tax	3,085	1,182	(950)	397	297	1,777	1,473	291	4,466	(1,381)
Net attributable profit	**1,929**	**834**	**(636)**	**302**	**235**	**1,349**	**754**	**236**	**3,073**	**(1,144)**

(1) Since the third quarter of 2015, BBVA's total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti's revenues and costs are integrated in the proportion corresponding to the percentage of the Group's stake (25.01%).

Breakdown of gross income, operating income and net attributable profit by geography[1]

(January-September 2015. Percentage)

	Banking activity in Spain	Spain[2]	The United States	Turkey	Mexico	South America	Rest of Eurasia
Gross income	30.4	30.2	11.2	7.7	29.6	19.2	2.0
Operating income	31.6	30.3	6.8	7.2	34.7	19.9	1.1
Net attributable profit	**30.4**	**19.1**	**11.3**	**6.9**	**41.7**	**19.1**	**1.8**

(1) Excludes the Corporate Center.
(2) Including real-estate activity in Spain.

18 Business areas

Banking activity in Spain

Highlights

- Economic recovery.
- Growth in origination of new loans.
- Favorable trend in all revenue items.
- Reduction in cost of risk.

Business activity

(Year-on-year change. Data as of 30-09-2015)



10.8%
12.5%
Loans and advances to customers (gross)
Total customer funds under management (1)

(1) Includes customers deposits under management and off-balance-sheet funds.

Net interest income/ATA

(Percentage)



1.00
1.04
1.01
0.97
0.94
3Q
4Q
1Q
2Q
3Q
2014
2015

Operating income

(Million euros)



+9.8%
2,741
3,010
1,048
917
776
1,034
1,081
1,127
803
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2014
2015

Net attributable profit

(Million euros)



32.0%
834
1,101
384
224
226
193
347
462
292
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2014
2015

Breakdown of loans and advances to customers (gross) excluding repos (Percentage as of 30-09-2015)



Consumption 3.4
Other loans 47.6
CIB 8.3
Mortgage 49.0
Business and commercial 39.3

Breakdown of customer deposits under management

(Percentage as of 30-09-2015)



Other 2.0
Current and saving accounts 48.2
Time deposits 49.8

Banking activity in Spain 19

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.-Sep. 15	Δ%	Jan.-Sep. 14
Net interest income	**3,000**	**5.8**	**2,834**
Net fees and commissions	1,219	12.3	1,086
Net trading income	814	2.6	793
Other income/expenses	353	113.6	165
Gross income	**5,386**	**10.4**	**4,879**
Operating expenses	(2,375)	11.1	(2,138)
Personnel expenses	(1,370)	6.0	(1,293)
General and administrative expenses	(917)	19.8	(765)
Depreciation and amortization	(88)	11.9	(79)
Operating income	**3,010**	**9.8**	**2,741**
Impairment on financial assets (net)	(1,078)	(13.4)	(1,245)
Provisions (net) and other gains (losses)	(367)	17.0	(314)
Income before tax	**1,565**	**32.4**	**1,182**
Income tax	(460)	33.4	(345)
Net income	**1,105**	**32.0**	**837**
Non-controlling interests	(3)	13.3	(3)
Net attributable profit	**1,101**	**32.0**	**834**

Balance sheet	30-09-15	Δ%	30-09-14
Cash and balances with central banks	3,624	n.m.	830
Financial assets	124,655	2.5	121,612
Loans and receivables	212,069	11.2	190,642
Loans and advances to customers	184,035	9.0	168,774
Loans and advances to credit institutions and other	28,034	28.2	21,868
Inter-area positions	583	(87.3)	4,595
Tangible assets	719	(0.8)	725
Other assets	2,090	(5.7)	2,217
Total assets/liabilities and equity	**343,741**	**7.2**	**320,620**
Deposits from central banks and credit institutions	64,886	22.1	53,133
Deposits from customers	181,116	12.7	160,777
Debt certificates	41,667	(7.4)	44,981
Subordinated liabilities	2,131	(0.6)	2,144
Inter-area positions	-	-	-
Financial liabilities held for trading	41,347	(15.8)	49,106
Other liabilities	4,248	61.6	2,629
Economic capital allocated	8,347	6.3	7,850

Relevant business indicators	30-09-15	Δ%	30-09-14
Loans and advances to customers (gross)(1)	185,074	10.8	167,053
Customer deposits under management(1)	158,593	13.8	139,352
Off-balance sheet funds(2)	54,944	9.1	50,377
Efficiency ratio (%)	44.1		43.8
NPL ratio (%)	6.7		6.2
NPL coverage ratio (%)	60		44
Cost of risk (%)	0.77		0.93

(1) Excluding repos.
(2) Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

In the second quarter of 2015, the Spanish **economy** reached its highest growth rate in the recent cycle. Sound domestic public and private demand is proving decisive in the trend of recovery. Household spending and investment in capital goods are the most dynamic headings. Domestic spending is being shored up by the fall in oil prices and supportive monetary policy (stable interest rates at low levels) and the fiscal stance (increase in public consumption). Meanwhile, the healthy growth in exports continues, partly due to the euro's accumulated depreciation.

In the **financial sector**, the positive trend in total non-performing loans has continued. With the latest information available in August 2015, the NPL ratio for the sector stands at 10.95%. In lending, the deleveraging process continues as expected. According to Bank of Spain figures in August, the fall in the volume of loans amounts to 4.3% year-on-year, although the flow of new lending continues to improve (up 18.5% year-on-year in cumulative terms to August 2015). Lastly, Spanish banks have again made use of the European Central Bank's (ECB) targeted longer-term refinancing operations, so their use of Eurosystem liquidity has risen slightly in recent months to €138 billion in August.

Activity

Growth in **gross lending to customers**, both year-on-year and since December 2014, is influenced by the inclusion of CX since April 24, 2015. If we compare the volume at 30-Sep-2015 with the volume at the end of June, we see a decline of 2.0% in the stock, although this percentage decrease is increasingly smaller thanks to the strong performance of the wholesale portfolio balance and the flow of new loans granted to the retail segment. New mortgages excluding the CX balances have increased by 43% during the last twelve months, though this is still not enough to offset their maturities. There have also been significant rates of growth in new loans in other portfolios (small businesses, SMEs, corporates and, mainly, consumer), so slight positive rates of change are now apparent in each portfolio's balance.

In **asset quality**, the inclusion of CX led to an increase in non-performing loans at the end of the second half of the year. As a result, the NPL ratio rose but also the coverage ratio

20

Business areas

increased. Excluding this incorporation, there was a notable reduction in NPL flows over the quarter, thanks to the containment of gross additions and a good rate of recoveries. As a result, the NPL ratio improved over the quarter, with a practically stable coverage ratio compared with the data as of the close of June 2015. In customer deposits under management, the same trend observed in previous periods has been apparent: growth of 14.8% YTD, partly due to the inclusion of CX, and a slight recoil during the quarter (down 0.7%), due once again to the decline in time deposits (down 1.6% over the quarter), some of which have been shifted to current and savings accounts and mutual funds. However, as was evident in 1H15, the rate of decline in time deposits has continued to slow this quarter. Earnings Positive trend in more recurring revenue: • Year-on-year growth in net interest income (up 5.8% with CX figures and 0.9% on a comparable basis). The lower yield on loans, especially due to the drop in the Euribor, is being offset by cheaper deposits, both retail (reduction in the cost of deposits) and wholesale. • Good performance of income from fees and commissions (up 12.3% year-on-year including CX and up 5.9% not including those from CX), despite the regulatory changes that took place at the end of the previous year. This positive performance springs from the excellent trend in fees and commissions from mutual funds, both in terms of the volume under management and their mix, from the plans underway to improve this revenue heading as well as from the increased number of higher value-added transactions in the Bank’s wholesale businesses. The contribution from NTI is 2.6% higher than it was in the same period of 2014. However, during the quarter this figure was lower than 2Q due to lower ALCO portfolio sales and a less favorable performance in the Global Markets business. Growth of operating expenses (up 11.1% year-on-year) as a result of the inclusion of CX and the associated integration costs. Excluding these effects, the trend of slowing expenses seen in previous quarters has continued. Impairment losses on financial assets continue the decline observed in previous quarters, falling 13.4% in year-on-year terms and 14.6% in the quarter, bringing the cumulative cost of risk in the first nine months of 2015 down to 0.77%. Provisions (net) and other gains/ losses include the costs derived from the transformation process, as mentioned in previous quarterly reports. As a result, the net attributable profit generated by banking activity in Spain in the first nine months of 2015 was €1,101m, a year-on-year increase of 32.0%.

Real-estate activity in Spain

Highlights

- The growing trend in demand for housing continues.
- Five consecutive quarters of rising prices.
- Stronger activity in mortgage lending.
- Negative contribution of the area to earnings continues to decline.

Net exposure to real estate (1)

(Million euros)



Other foreclosed assets (2)
Foreclosed assets of residential mortgages
Foreclosed assets of real-estate developers
Real-estate developer loans
13,266
584
1,806
3,856
7,020
12,545
605
1,798
3,728
6,414
12,835
678
2,241
3,717
6,199
September 2014
December 2014
September 2015

(1) Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.
(2) Other foreclosed assets include foreclosed assets that do not stem from financing family home buying.

Coverage of real-estate exposure in Spain

(Million of euros as of 30-09-15)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	7,668	4,198	55
NPL	6,760	3,912	58
Substandard	908	286	31
Foreclosed real-estate and other assets	15,265	8,629	57
From real-estate developers	9,101	5,384	59
From dwellings	4,837	2,596	54
Other	1,327	649	49
Subtotal	**22,933**	**12,827**	**56**
Performing	2,729		
With collateral	2,369		
Finished properties	1,833		
Construction in progress	306		
Land	231		
Without collateral and other	360		
Real-estate exposure	**25,662**	**12,827**	**50**

Industry trends

The growing trend in **demand** for residential real estate, which began a few months ago, is continuing. A number of factors also suggest the trend will be positive in the medium term: specifically, the recovery in employment and improved consumer confidence.

The latest data published in the second quarter of 2015 by the National Institute for Statistics (INE) confirm that housing **prices** continue their positive trend, with prices growing for five consecutive quarters.

The upturn in demand, combined with a fall in the cost of funding, has led to increased activity in the **mortgage market**. Thus, the amount of mortgages granted for buying homes in the first seven months of the year is 21.2% higher than a year ago, according to the latest information from the INE.

Data on **construction activity** also point to a growing recovery in the residential segment.

The improved demand for residential assets is also being transferred to the market for urban **land**, where prices have begun to stabilize.

Exposure

BBVA continues with its strategy of reducing its net **exposure** to the real-estate sector in Spain. This includes both the developer segment (lending to real-estate developers plus foreclosed assets derived from those loans) and foreclosed real-estate assets from retail mortgage loans. The incorporation of CX in April has led to a level of exposure as of 30-Sep-2015 of €12,835m, a rise of 2.3% since December 2014, but a fall of 2.4% on the balance at the close of June 2015.

22 Business areas

Non-performing loans have fallen again over the quarter, with new additions to NPL remaining in check over the period and recoveries progressing positively. Here it is worth noting that the purchases of foreclosed assets account for an increasingly smaller proportion of the total volume of recoveries. The coverage ratio for non-performing and substandard loans remains at 55%. In terms of total real-estate exposure, including outstanding loans to developers, foreclosed assets and other assets, the coverage ratio stands at 50%.

Sales of real-estate assets are negatively affected for seasonal factors in the third quarter, specially in August. Sales over the quarter totaled 2,177 units, or 4,086 if the sales of developer assets on the balance sheet are added to this sum. In cumulative terms, this figure amounts to 6,696 and 13,645 units, respectively (these figures do not include the contribution from CX). Progress continues in the shift in strategy, which begun in 2014 towards selective sales that prioritize profitability.

Earnings

BBVA's real-estate business in Spain registered a **loss** of €107m in the third quarter of 2015, a figure that improves on the €171m loss in the same period in 2014, mainly due to the reduced need for loan-loss and real-estate provisions, as well as improved capital gains from sales. In cumulative terms, the area registered a loss of €407m (-€636m in the same period in 2014).

Financial statements

(Million euros)

Income statement	Jan.-Sep. 15	Δ%	Jan.-Sep. 14
Net interest income	**26**	**n.m.**	**(30)**
Net fees and commissions	2	(39.9)	4
Net trading income	4	98.7	2
Other income/expenses	(54)	(58.0)	(130)
Gross income	**(22)**	**(85.8)**	**(154)**
Operating expenses	(100)	(12.9)	(115)
Personnel expenses	(49)	(19.5)	(61)
General and administrative expenses	(32)	(11.2)	(37)
Depreciation and amortization	(19)	5.9	(18)
Operating income	**(122)**	**(54.6)**	**(270)**
Impairment on financial assets (net)	(179)	(18.0)	(218)
Provisions (net) and other gains (losses)	(294)	(36.2)	(462)
Income before tax	**(596)**	**(37.3)**	**(950)**
Income tax	189	(39.4)	313
Net income	**(407)**	**(36.2)**	**(637)**
Non-controlling interests	(1)	n.m.	1
Net attributable profit	**(407)**	**(36.0)**	**(636)**

Balance sheet	30-09-15	Δ%	30-09-14
Cash and balances with central banks	7	19.2	6
Financial assets	535	41.0	380
Loans and receivables	8,337	(11.0)	9,365
Loans and advances to customers	8,337	(11.0)	9,365
Loans and advances to credit institutions and other	-	-	-
Inter-area positions	-	-	-
Tangible assets	1,493	4.4	1,430
Other assets	6,889	(4.5)	7,210
Total assets/liabilities and equity	**17,260**	**(6.1)**	**18,389**
Deposits from central banks and credit institutions	-	-	-
Deposits from customers	182	71.9	106
Debt certificates	-	-	-
Subordinated liabilities	842	(6.5)	901
Inter-area positions	12,868	(6.6)	13,781
Financial liabilities held for trading	-	-	-
Other liabilities	-	-	-
Economic capital allocated	3,368	(6.5)	3,602

Real-estate activity in Spain 23

The United States

Highlights

- The positive trend in business activity seen in previous periods continues, focused on selective and profitable growth.
- Favorable trend in revenues, especially in net interest income.
- Risk indicators continue at low levels.

Business activity

(Year-on-year change at constant exchange rate. Data as of 30-09-2015)



12.7%
7.8%
Loans and advances to customers (gross)
Total customer funds under management (1)

(1) Includes customers deposits under management and off-balance-sheet funds.

Net interest income/ATA

(Percentage. Constant exchange rate)



2.36
2.30
2.30
2.19
2.19
3Q
4Q
2014
1Q
2Q
3Q
2015

Operating income

(Million euros at constant exchange rate)



+12.8% (1)
572
645
204
194
174
189
225
225
195
1Q
2Q
3Q
4Q
2014
1Q
2Q
3Q
2015

(1) At current exchange rate: +36.9%.

Net attributable profit

(Million euros at constant exchange rate)



+12.1% (1)
365
410
130
111
124
143
138
148
123
1Q
2Q
3Q
4Q
2014
1Q
2Q
3Q
2015

(1) At current exchange rate: +35.8%.

Breakdown of loans and advances to customers (gross) excluding repos (Percentage as of 30-09-2015)



Consumption 11.1
Other loans 66.4
CIB 14.6
Mortgage 22.5
Business and commercial 51.8

Breakdown of customer deposits under management

(Percentage as of 30-09-2015)



Time deposits 24.6
Current and saving accounts 75.4

24 Business areas

Macro and industry trends

With the slowdown experienced at the beginning of the year behind it, the U.S. **economy** is now firmly back on track. The adverse impacts of the correction in oil prices on energy sector investment, and the dollar's appreciation on export volumes, have been comfortably offset by steady growth in private consumption, against a background of low inflation and sustained progress in employment.

The improvement in the domestic cycle is consistent with the incipient process towards normalizing **monetary policy**, initially planned to take place in the second half of 2015, but now likely to be delayed until the end of this year or early 2016 as a result of the lack of domestic inflationary pressures and changes in the international setting, particularly the reduced growth outlook in emerging markets.

In the **foreign exchange** market, the dollar's value has generally risen against other key currencies, particularly against the bulk of emerging markets' currencies. It has also appreciated against the euro, both over the last twelve months and in 2015, though the euro's margin for devaluation has been limited by the easing tensions associated with the Greek crisis and the fact that the market expects the Fed's first interest rate hike to be delayed.

In the **financial system**, the trend of a low NPL ratio for the sector (which stood at 2.4% at end of the first half of 2015) has continued. In terms of activity, strong growth in lending and deposits has continued (up 5% and 7%, respectively, based on August data from the Fed).

Activity

The **loan book** saw a moderate deceleration in the year-on-year growth rate (up 12.7% since September 2014 and up 7.9% since the end of last year), albeit above the sector average and focused on selective and profitable growth. Almost all portfolios showed an increase in their balance: commercial loans (up 12.1% YTD), loans to developers (or construction real estate: up 7.6% since the end of December, although this portfolio started from lower levels), consumer loans (including credit cards: up 3.9% over the last nine months) and residential mortgages (or residential real estate: up 3.0% since the end of 2014).

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.-Sep. 15	Δ%	Δ%[1]	Jan.-Sep. 14
Net interest income	**1,342**	**27.3**	**4.8**	**1,054**
Net fees and commissions	470	16.2	(4.2)	404
Net trading income	158	47.1	22.6	107
Other income/expenses	9	n.m.	n.m.	(1)
Gross income	**1,979**	**26.4**	**4.2**	**1,565**
Operating expenses	(1,334)	21.9	0.5	(1,094)
Personnel expenses	(770)	22.2	0.7	(630)
General and administrative expenses	(412)	23.7	2.0	(333)
Depreciation and amortization	(153)	16.1	(4.5)	(131)
Operating income	**645**	**36.9**	**12.8**	**471**
Impairment on financial assets (net)	(87)	63.9	33.4	(53)
Provisions (net) and other gains (losses)	(2)	(92.0)	(93.4)	(21)
Income before tax	**556**	**40.2**	**15.7**	**397**
Income tax	(147)	54.1	26.8	(95)
Net incomes	**410**	**35.8**	**12.1**	**302**
Non-controlling interests	(0)	33.3	9.6	(0)
Net attributable profit	**410**	**35.8**	**12.1**	**302**

Balance sheet	30-09-15	Δ%	Δ%[1]	30-09-14
Cash and balances with central banks	6,813	61.0	43.3	4,233
Financial assets	14,533	63.2	45.3	8,907
Loans and receivables	59,514	26.9	13.0	46,908
Loans and advances to customers	57,304	26.8	12.9	45,184
Loans and advances to credit institutions and other	2,210	28.2	14.1	1,724
Inter-area positions	-	-	-	724
Tangible assets	757	7.3	(4.4)	705
Other assets	1,830	(28.1)	(35.9)	2,543
Total assets/liabilities and equity	**83,447**	**30.3**	**16.0**	**64,020**
Deposits from central banks and credit institutions	7,093	39.6	24.3	5,082
Deposits from customers	60,135	23.2	9.7	48,821
Debt certificates	889	12.5	0.2	790
Subordinated liabilities	1,453	104.2	81.8	712
Inter-area positions	1,220	-	-	-
Financial liabilities held for trading	3,937	n.m.	n.m.	367
Other liabilities	5,752	(0.6)	(11.5)	5,788
Economic capital allocated	2,967	20.6	7.4	2,460

Relevant business indicators	30-09-15	Δ%	Δ%[1]	30-09-14
Loans and advances to customers (gross)[2]	58,058	26.6	12.7	45,855
Customer deposits under management[2]	57,727	21.0	7.8	47,691
Off-balance sheet funds[3]	-	-	-	-
Efficiency ratio (%)	67.4			69.9
NPL ratio (%)	0.9			0.9
NPL coverage ratio (%)	153			164
Cost of risk (%)	0.21			0.17

(1) Figures at constant exchange rate.
(2) Excluding repos.
(3) Includes mutual funds, pension funds and other off-balance sheet funds.

The United States

25

Asset quality indicators continue at minimum levels for the cycle, with an NPL ratio of 0.9% and a coverage ratio of 153%. The Group’s cumulative cost of risk in the first nine months of 2015 is slightly below the figure for 1H15 (0.21%). On the liabilities side, customer deposits under management were up 7.8% in the last twelve months. The percentage increase compared with the volume as of 31-Dec-2014 is 6.3%. Checking and savings accounts are up year-on-year by 5.6% (up 3.3% since the close of 2014) and term deposits by 15.0% (up 16.8% compared with 31-Dec-2014). Earnings The area reported net attributable profit for the quarter of €123m, with a cumulative total of €410m which is 12.1% higher than the same period of 2014. The factors behind this increase are very similar to those occurring in previous periods: • Positive quarterly and year-on-year growth in net interest income (up 3.7% and 4.8%, respectively) due to strong activity. Customer spread remains at the same levels as in previous quarters, with stability in both yield on loans and average cost of deposits. Accumulated fees and commissions performed much in line with previous quarters (down 4.2% year over year). Positive trend in NTI. This is the result of capital gains from the sale of ALCO portfolios and the positive performance of the Global Markets unit over the period. Very strong performance in operating expenses, which are barely up 0.5% in the cumulative total through September 2015, due to the reduction in depreciation and amortization. Finally, impairment losses on financial assets increased year-on-year by 33.4% for the nine months through September 2015, partly due to growth in activity, although the cost of risk is still at very low levels.

Turkey

Highlights

- Acquisition of an additional 14.89% stake in Garanti and consolidation by the full integration method.
- Significant depreciation of the Turkish lira in the quarter.
- Sound growth of lending activity continues.
- Excellent performance of net interest income.
- Good asset quality indicators.

Business activity. Turkey presented on an ongoing basis

(Year-on-year change at constant exchange rate. Data as of 30-09-2015)



22.0%
30.2%
Loans and advances to customers (gross)
Total customer funds under management (1)

(1) Includes customers deposits under management and off-balance-sheet funds.

Net interest income/ATA

(Percentage. Constant exchange rate)



4.07
4.49
3.96
4.15
4.31
3Q
4Q
1Q
2Q
3Q
2014
2015

Operating income

(Million euros at constant exchange rate)



+73.6% (1)
395
685
121
135
139
143
131
148
406
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2014
2015

(1) At current exchange rate: +71.4%.

Net attributable profit

(Million euros at constant exchange rate)



+7.3% (1)
233
249
71
83
78
71
80
88
81
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2014
2015

(1) At current exchange rate: +6.0%.

Garanti. Composition of assets and lending portfolio (1)

(Percentage as of 30-09-2015)



Composition of assets
Lending portfolio
Other 5.8
Loans to customers 60.9
Cash and banks 17.5
Securities 15.8
Credit cards 10.4
Business and commercial 66.2
Consumption 23.4

(1) Garanti Bank only.

Garanti. Composition of liabilities (1)

(Percentage as of 30-09-2015)



Other 7.8
Shareholders' equity 10.8
Fund borrowed 13.1
Repo obligations 5.2
Bonds issued 5.8
Deposits from customers 54.6
Deposits from banks 2.7

(1) Garanti Bank only.

Turkey 27

Financial statements and relevant business indicators

(Million euros and percentage)

	Turkey[1]	Turkey presented on an ongoing basis[2]			
Income statement	**Jan.-Sep. 15**	**Jan.-Sep. 15**	**Δ%**	**Δ%[3]**	**Jan.-Sep. 14**
Net interest income	**1,320**	**649**	**27.2**	**28.8**	**510**
Net fees and commissions	267	140	(1.4)	(0.1)	142
Net trading income	(239)	(76)	n.m.	n.m.	23
Other income/expenses	22	12	5.5	6.8	12
Gross income	**1,371**	**726**	**5.5**	**6.9**	**687**
Operating expenses	(686)	(338)	17.2	18.7	(288)
Personnel expenses	(348)	(171)	13.7	15.1	(150)
General and administrative expenses	(257)	(133)	18.7	20.2	(112)
Depreciation and amortization	(81)	(34)	31.7	33.3	(26)
Operating income	**685**	**388**	**(2.9)**	**(1.7)**	**399**
Impairment on financial assets (net)	(224)	(109)	8.5	9.9	(101)
Provisions (net) and other gains (losses)	(1)	0	n.m.	n.m.	(2)
Income before tax	**460**	**279**	**(6.1)**	**(4.9)**	**297**
Income tax	(85)	(54)	(11.4)	(10.2)	(61)
Net income	**375**	**224**	**(4.7)**	**(3.5)**	**235**
Non-controlling interests	(125)	-	-	-	-
Net attributable profit	**249**	**224**	**(4.7)**	**(3.5)**	**235**

Balance sheet	30-09-15	30-09-15	Δ%	Δ%[3]	30-09-14
Cash and balances with central banks	10,435	2,609	17.2	38.1	2,226
Financial assets	15,810	3,953	(7.7)	8.7	4,282
Loans and receivables	57,719	14,430	3.1	21.4	13,998
Loans and advances to customers	52,231	13,058	3.4	21.8	12,633
Loans and advances to credit institutions and other	5,489	1,372	0.6	18.5	1,364
Tangible assets	851	213	17.3	38.2	181
Other assets	2,550	635	(5.1)	11.8	669
Total assets/liabilities and equity	**87,365**	**21,839**	**2.3**	**20.5**	**21,356**
Deposits from central banks and credit institutions	15,888	3,972	(14.0)	1.3	4,619
Deposits from customers	46,388	11,597	8.3	27.6	10,710
Debt certificates	7,830	1,958	51.6	78.6	1,291
Subordinated liabilities	51	13	(44.7)	(34.9)	23
Financial liabilities held for trading	1,105	276	64.7	94.0	168
Other liabilities	14,555	3,056	(17.1)	(2.3)	3,685
Economic capital allocated	1,547	967	12.3	32.3	861

Relevant business indicators	30-09-15	30-09-15	Δ%	Δ%[3]	30-09-14
Loans and advances to customers (gross)[4]	54,323	13,581	3.5	22.0	13,117
Customer deposits under management[4]	41,731	10,433	11.3	31.1	9,373
Off-balance sheet funds[5]	3,284	821	1.3	19.3	811
Efficiency ratio (%)	50.0	50.0			41.9
NPL ratio (%)[2]	2.6	2.6			2.6
NPL coverage ratio (%)[2]	119	119			115
Cost of risk (%)[2]	1.03	1.03			1.10

(1) Since the third quarter of 2015, BBVA's total stake in Garanti is consolidated by the full integration method.
(2) Garanti's financial statements integrated in the proportion corresponding to the percentage of the Group's stake (25.01%) until the second quarter of 2015.
(3) Figures at constant exchange rate.
(4) Excluding repos.
(5) Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The country's **economic growth** provided an upward surprise in the first two quarters of 2015, boosted by strong domestic demand, although the indicators available for the third quarter suggest a certain slowdown as a result of political uncertainty and the volatility in financial markets. Inflation data for September confirmed its deterioration (7.95% versus 7.14% in August), due to a large extent to the fact that the Turkish lira depreciation has been transferred to consumer prices.

In a context of inflationary pressures, depreciation pressures on the **currency** and global financial instability, the Central Bank (CBRT) has changed the tone of its monetary policy, making it more dependable of the normalization processes of global monetary policies (including that of the US), and could decide to hike interest rates over the rest of the year.

As regards the **banking business**, lending moderated its growth in the third quarter, but continues to advance year-on-year at 15.0% according to the latest data released by the CBRT for September. The sector's NPL ratio remains stable, at around 3%, while the capitalization and profitability levels are also sound. Fund gathering in the private sector has also increased at high year-on-year rates, 24.0% (CBRT data for September), strongly supported by the increase in foreign-currency deposits. However, it appears that this trend is being reversed in favor of local-currency funds.

Activity

All the comments below on rates of change will be expressed at a constant exchange rate, unless expressly stated otherwise.

After completing the acquisition of the additional 14.89% in Garanti Bank's share capital on July 27, BBVA's total stake in this bank stands at 39.9%. According to applicable accounting rules and as a result of the agreements reached, BBVA Group has valued the initial stake at fair price (which amounted to 25.01%) and consolidated its entire current stake by the full consolidation method. In order to facilitate the comparison with the historical figures, the variation percentages mentioned below are presented on a like-for-like comparison, i.e. at 25.01% and integrated in the proportion corresponding

28

Business areas

to this percentage stake, unless expressly stated otherwise. Gross lending to customers registered rates of growth of 22.0% year-on-year and of 19.2% YTD. This performance is basically supported by the favorable trend in mortgage loans (up 24.4% since 30-Sep-2014 and 20.3% since 31-Dec-2014), consumer loans and credit cards (up 12.5% year-on-year and 9.1% since December) and commercial lending (up 24.5% and 22.8%, respectively). Garanti is gaining market share, particularly in mortgages and auto lending (information based on system data released by the Turkish banking regulator, BRSA). The trend in the main asset quality indicators continues to be favorable. The NPL ratio is down 7 basis points since June 30 and the coverage ratio remains stable, in both cases better than the average for the sector in Turkey. Customer deposits under management continue to show high rates of growth (up 31.1% year-on-year and 24.8% since the end of the previous year). Unlike in previous quarters, Garanti has registered quarterly growth in Turkish lira-denominated customer funds and a decrease in foreign-currency deposits, in line with the sector as a whole. Earnings Over the first nine months of 2015 Turkey generated a net attributable profit of €249m (€224m using a like-for-like comparison), 7.3% more than in the same period in 2014. The most notable items in this area’s income statement are: • The pressure on financing costs over the last quarter has affected net interest income for the period. However, this impact has been partially offset by the repricing of asset products, which has enabled the cumulative net interest income through September to grow, using a like-for-like comparison, at a year-on-year rate of 28.8%. • Fees and commissions are in line with previous quarters (with practically no variation in the cumulative figure compared with the same period in 2014) thanks to greater diversification in these revenues, despite the impact of the regulatory restrictions on collections related to consumer loans and credit cards. • NTI continues to be negatively affected by the volatility in wholesale financial markets and, in addition, by the lower contribution from the portfolio of inflation-indexed bonds, especially in the last quarter. • Operating expenses have been impacted by the effect of the depreciation of the Turkish lira on costs denominated in another currency and the continuing high level of inflation. • Lastly, impairment losses on financial assets in the quarter are up as a result of greater generic provisions due to the depreciation of the Turkish lira, while specific provisions have performed very well owed mainly to the increase in recoveries. Year to date and using a like-for-like comparison, this heading is 9.9% above the figure for the first nine months of 2014.

Mexico Highlights • Double-digit growth in lending continues, biased toward wholesale segments. • Also double-digit growth in deposits. • Resilience of the area’s earnings, in a moderate economic environment. • Good risk indicators that compare favorably with the banking system.

Macro and industry trends

The Mexican **economy** once again reported moderate growth in the second quarter of 2015. In the coming quarters its growth rate is expected to pick up, driven mainly by higher foreign demand from the U.S. For the time being, growth is constrained by weak domestic demand, lower oil production income and cuts in public spending. The most recent data, however, point to a positive pattern in retail sales, real wages and employment. Taking into account the historically low inflation levels (core inflation was below 3% in July 2015) and the transfer -limited for the time being- of the peso's devaluation on to consumer prices- the Central Bank (Banxico) is expected to choose a gradual increase in official interest rates, in keeping with the U.S.'s economic and monetary cycle.

In the foreign **currency** market, the peso has depreciated against the dollar in recent months, in much the same way that other emerging markets' currencies have done. These currencies have dropped in value due to the fall in oil prices, mentioned above, coupled with increased global financial volatility.

Mexico's **financial system** maintains high solvency levels, with a total capitalization index of 15.5% at July 2015. Growth in private sector lending was up 14.5% year-on-year according to the most recent figures by the National Securities Banking Commission (Comisión Nacional Bancaria de Valores - CNBV) in August, thanks mainly to commercial lending, with a stable NPL ratio below 3%. Gathering of customer funds (demand + time) also shows healthy growth (up 9.8%), thanks to demand deposits. The system has adequate liquidity and profitability levels.

Activity

At the close of September, the **loan book** reported double-digit growth higher than in previous periods (up 15.5% year-on-year and 9.8% since December 2014), fueled largely by the **wholesale portfolio**, which is up 22.5% year-on-year and 10.8% over the year so far. Within this segment, commercial loans are the most buoyant, up 25.0% year-on-year (up 12.6% compared with the figure at the close of the previous year). A positive trend is beginning to show in funding to home developers, which closes on 30 September

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.-Sep. 15	Δ%	Δ%[1]	Jan.-Sep. 14
Net interest income	**4,033**	**12.4**	**9.8**	**3,587**
Net fees and commissions	897	4.0	1.6	862
Net trading income	167	2.1	(0.3)	164
Other income/expenses	157	(6.5)	(8.7)	168
Gross income	**5,253**	**9.9**	**7.3**	**4,781**
Operating expenses	(1,952)	10.1	7.6	(1,772)
Personnel expenses	(853)	11.7	9.1	(764)
General and administrative expenses	(938)	7.5	5.0	(872)
Depreciation and amortization	(161)	18.6	15.8	(135)
Operating income	**3,302**	**9.7**	**7.2**	**3,009**
Impairment on financial assets (net)	(1,260)	9.9	7.3	(1,147)
Provisions (net) and other gains (losses)	(39)	(54.9)	(55.9)	(85)
Income before tax	**2,004**	**12.8**	**10.1**	**1,777**
Income tax	(490)	14.6	11.9	(428)
Net income	**1,513**	**12.2**	**9.6**	**1,349**
Non-controlling interests	(0)	12.6	9.9	(0)
Net attributable profit	**1,513**	**12.2**	**9.6**	**1,349**

Balance sheet	30-09-15	Δ%	Δ%[1]	30-09-14
Cash and balances with central banks	5,104	4.4	16.6	4,889
Financial assets	35,992	(5.0)	6.1	37,888
Loans and receivables	50,464	9.5	22.3	46,078
Loans and advances to customers	46,926	4.6	16.8	44,869
Loans and advances to credit institutions and other	3,538	192.6	226.6	1,209
Tangible assets	1,897	21.1	35.2	1,566
Other assets	5,609	65.4	84.6	3,392
Total assets/liabilities and equity	**99,066**	**5.6**	**17.9**	**93,814**
Deposits from central banks and credit institutions	14,737	29.1	44.2	11,412
Deposits from customers	46,771	(3.2)	8.0	48,334
Debt certificates	5,419	18.1	31.9	4,587
Subordinated liabilities	4,528	21.9	36.1	3,713
Financial liabilities held for trading	7,840	14.9	28.3	6,825
Other liabilities	14,892	6.2	18.5	14,029
Economic capital allocated	4,879	(0.7)	10.8	4,915

Relevant business indicators	30-09-15	Δ%	Δ%[1]	30-09-14
Loans and advances to customers (gross)[2]	48,209	3.5	15.5	46,582
Customer deposits under management[2]	41,096	2.4	14.3	40,145
Off-balance sheet funds[3]	21,902	(7.4)	3.4	23,654
Efficiency ratio (%)	37.1			37.1
NPL ratio (%)	2.6			3.2
NPL coverage ratio (%)	121			112
Cost of risk (%)	3.40			3.56

(1) Figures at constant exchange rate.
(2) Excluding repos.
(3) Includes mutual funds, pension funds and other off-balance sheet funds.

Mexico

31

28.2% up on the balance for the same date in 2014. This has allowed BBVA in Mexico to reach a market share of 22.0% in wholesale segment loans (up 45 basis points YTD, according to CNBV official information at the close of August 2015). The retail portfolio has reported growth of 9.0% year-on-year and of 7.2% since December 2014. The performance in lending to small businesses is particularly significant within this portfolio, having grown by 25.6% over the last 12 months at the close of September 2015 (and by 21.3% since December). In Mexico, BBVA continues to promote lending to this segment through a number of different initiatives. One of the latest initiatives has been “mPOS Flap”, a mobile app that customers can use to receive payments from credit and debit cards, using a cell phone as a point-of-sale terminal. The strong performance in consumer loans has continued (up 20.3% year-on-year and 16.6% since 31-Dec-2014), still fueled strongly by previously approved loans for the customer base. Alliances with a number of different car manufacturers have also yielded positive results, as shown by the 10.3% growth in this portfolio year-on-year and 5.8% higher compared with the close of the previous year. The consumer market share (payroll, personal and auto loans) has increased 49 basis points over the year so far and 144 basis points over the last twelve months, to 27% at the close of September 2015. New production of retail mortgages has risen sharply (up 20.4% year-on-year in the accumulated balance to September), though this growth is not visible in the total balance, which is only up 3.2% year-on-year and 2.5% since 31-Dec-2014. Asset quality indicators remain very sound in the quarter, and the NPL ratio has dropped to 2.6% at 30-Sep-2015. The coverage ratio stands at 121%. In local terms, the bank’s performance vs. its peers remains positive (BBVA Bancomer’s past-due portfolio ratio is 2.58%, compared with the sector’s 3.06%, according to official CNBV information at the close of August 2015). Customer deposits under management maintain their growth pace (up 14.3% year-on-year and 11.7% since 31-Dec-2014). This is thanks to the positive trend in current and savings accounts as well as time deposits. Assets managed by investment companies amounted to €18,219m, with a year-on-year growth of 1.6% (up 3.5% since the end of December 2014). Global Finance magazine named BBVA in Mexico as the “Best Asset Manager for Business and Corporate Clients”. Earnings BBVA’s earnings in Mexico remain highly resilient, despite the current economic context. Net attributable profit stands at a cumulative €1,513m for the first nine months of the year, up 9.6% year-on-year. Cumulative net interest income has grown year-on-year (up 9.8%), despite growth in activity being more biased towards wholesale segments and the lower contribution from the Global Markets unit compared with the same period last year. Fees and commissions have grown at rates similar to those seen in previous quarters (up 1.6% year-on-year). Other income/expenses are down 8.7% over the last twelve months, due to the higher contribution to the local deposit guarantee fund (IPAB) compared with the same period in 2014, which detracts from the positive trend from the insurance business contribution. Operating expenses are up 7.6% year-on-year, largely due to the investment plans being implemented in Mexico since 2013. Lastly, with cumulative figures to September, impairment losses on financial assets have once again grown slightly below the pace of growth in the loan portfolio, so there has been a slight improvement in the cumulative cost of risk compared to that of 1H15. As a consequence of all the aforementioned and owing to its good financial performance, Global Finance has named BBVA in Mexico as the Best Bank in Mexico.

South America Highlights • Increased business activity, in line with previous periods. • Favorable performance of more recurring revenue. • Expenses conditioned by investment plans and high inflation in some countries. • Risk indicators are stable.

Financial statements and relevant business indicators

(Million euros and percentage)

	South America	South America excluding Venezuela			
Income statement	Jan.-Sep. 15	Jan.-Sep. 15	Δ%	Δ%[1]	Jan.-Sep. 14
Net interest income	**2,483**	**2,307**	**14.5**	**11.7**	**2,015**
Net fees and commissions	544	519	17.3	11.3	442
Net trading income	433	315	13.3	7.9	278
Other income/expenses	(56)	79	18.8	14.1	66
Gross income	**3,405**	**3,220**	**14.9**	**11.3**	**2,802**
Operating expenses	(1,516)	(1,453)	17.1	13.2	(1,241)
Personnel expenses	(781)	(758)	17.8	13.5	(643)
General and administrative expenses	(657)	(625)	17.9	14.3	(530)
Depreciation and amortization	(78)	(70)	3.6	1.8	(68)
Operating income	**1,889**	**1,767**	**13.1**	**9.8**	**1,562**
Impairment on financial assets (net)	(450)	(432)	18.7	16.7	(364)
Provisions (net) and other gains (losses)	(64)	(30)	(29.3)	(35.5)	(42)
Income before tax	**1,375**	**1,305**	**12.9**	**9.4**	**1,155**
Income tax	(423)	(361)	29.0	25.9	(280)
Net income	**952**	**944**	**7.8**	**4.1**	**876**
Non-controlling interests	(259)	(256)	4.3	(3.1)	(245)
Net attributable profit	**693**	**689**	**9.2**	**7.1**	**631**

Balance sheet	30-09-15	30-09-15	Δ%	Δ%[1]	30-09-14
Cash and balances with central banks	9,870	9,342	33.6	39.7	6,993
Financial assets	10,109	9,852	20.1	30.9	8,206
Loans and receivables	47,149	45,328	4.1	13.9	43,556
Loans and advances to customers	42,999	41,671	3.3	13.4	40,346
Loans and advances to credit institutions and other	4,149	3,657	13.9	19.3	3,210
Tangible assets	749	701	8.9	15.0	644
Other assets	1,986	1,911	11.8	19.7	1,709
Total assets/liabilities and equity	**69,863**	**67,134**	**9.9**	**19.4**	**61,108**
Deposits from central banks and credit institutions	7,127	7,116	42.8	47.4	4,984
Deposits from customers	41,169	38,987	4.1	15.0	37,451
Debt certificates	4,660	4,660	0.1	3.8	4,657
Subordinated liabilities	1,927	1,927	25.1	34.2	1,541
Financial liabilities held for trading	4,025	4,025	67.4	83.7	2,405
Other liabilities	8,569	8,152	5.3	10.8	7,743
Economic capital allocated	2,386	2,267	(2.6)	11.9	2,327

Relevant business indicators	30-09-15	30-09-15	Δ%	Δ%[1]	30-09-14
Loans and advances to customers (gross)[2]	44,256	42,891	3.3	13.5	41,520
Customer deposits under management[3]	41,362	39,194	4.3	15.4	37,580
Off-balance sheet funds[4]	10,405	10,405	29.9	25.4	8,011
Efficiency ratio (%)	44.5	45.1			44.3
NPL ratio (%)	2.2	2.3			2.2
NPL coverage ratio (%)	125	123			127
Cost of risk (%)	1.22	1.29			1.25

(1) Figures at constant exchange rates.
(2) Excluding repos.
(3) Excluding repos and including specific marketable debt securities.
(4) Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

Economic activity in South America has continued to slow, largely due to a less favorable external setting. Commodity prices have dropped further, mainly as a result of sluggish growth in China, while funding conditions are more complicated due to the appreciation of the dollar and the outflow of capital from the region. Private domestic demand in the area is also less vigorous, although this is being partly offset by higher public investment.

Against this backdrop, the monetary policies applied by most central banks in the footprint up to this point will have to cope with higher inflationary pressures prompted by falling **currencies** in the coming quarters.

South America's **financial system** remains sound, with good levels of capitalization, high profitability and NPL ratios in check. Lending activity continues strong, and has increased by 17% in Colombia (according to the Colombian Financial Regulator), 14% in Peru (Banking and Insurance Regulator of Peru) and 11% in Chile (Central Bank of Chile) in year-on-year terms, according to data available for July 2015. Growth in deposits has slowed slightly against the figure for the same period last year: up 10% in Colombia, 11% in Peru and 11% in Chile (also with July figures).

Activity

The rates of exchange indicated below refer to constant exchange rates, and do not include earnings and activity in Venezuela, unless expressly stated otherwise.

Gross lending to customers has performed positively, up 13.5% year-on-year and 9.9% since the end of 2014. All countries have reported increases, although Argentina, Colombia and Peru stand out in particular. All portfolio segments have performed strongly: individuals, fueled by the hefty rise in credit cards (up 36.9% year-on-year and 22.0% since 31-Dec-2014), consumer loans (up 12.2% year-on-year and +9.4% YTD) and mortgage loans (up 12.0% and 7.9%, respectively), as well as commercial lending (up 14.1% and 10.5%, respectively).

As regards **asset quality**, the NPL ratio has improved slightly over the quarter, while the coverage ratio has increased.

34

Business areas

Total customer **deposits** under management have continued to grow (up 15.4% year-on-year and 10.5% YTD), with Argentina registering the highest increase. Broken down by product, the increase in transactional deposits is worth noting, further improving the profitability of the mix by increasing the weight of lower-cost deposits. Mutual funds have also posted significant growth (up 38.2% and 32.6%, respectively).

Earnings

As of September 2015, South America posted **net attributable profit** of €689m (€693m including Venezuela), a year-on-year increase of 7.1%. Without taking Venezuela into account, the most significant changes are summarized below:

- Excellent performance of **recurring revenue**, buoyed by strong activity and efforts made to maintain spreads. Net interest income has risen 11.7% over the last twelve months and fees and commissions are up 11.3% year-on-year.
- The devaluation in the quarter of the main currencies against the dollar has had a positive impact on **NTI** in the area. NTI has increased 7.9% year-on-year.
- **Operating expenses** have risen 13.2% over the last twelve months, shaped by investments made in recent years and by the high inflation rate in some countries.
- **Impairment losses on financial assets** in the quarter are lower than the previous quarter, although year-on-year the volume of impairments is higher as a consequence of the moderate macro environment in the region.

By country, **Argentina** has grown significantly in all its income lines thanks to strong activity and the maintenance of spreads, thus offsetting the higher level of expenses tied to the trend in inflation. In **Colombia** earnings continue to be driven by the good performance of net interest income and by cost control. In **Peru**, higher NTI has prompted growth in gross income, although net attributable profit has grown to a lesser extent due to higher loan-loss provisions. **Chile** has recorded a negative impact due to the rise in the tax rate in the first nine months of the year, under the reform that came into effect in January.

South America. Relevant business indicators per country

(Million euros)

	Argentina		Chile		Colombia		Peru		Venezuela	
	30-09-15	30-09-14	30-09-15	30-09-14	30-09-15	30-09-14	30-09-15	30-09-14	30-09-15	30-09-14
Loans and advances to customers (gross)(1,2)	4,821	3,855	12,055	11,197	10,062	8,640	13,089	11,769	1,365	620
Customer deposits under management(1,3)	5,875	4,584	8,023	7,409	9,702	8,702	11,684	10,126	2,169	980
Off-balance sheet funds(1,4)	1,046	512	1,928	1,223	587	548	1,258	1,204	1	1
Efficiency ratio (%)	51.3	48.2	47.4	46.1	39.4	41.1	36.1	36.1	34.2	42.9
NPL ratio (%)	0.7	0.9	2.3	2.4	2.3	2.1	2.7	2.6	0.7	1.7
NPL coverage ratio (%)	436	388	72	80	136	148	124	127	412	200
Cost of risk (%)	1.40	1.53	1.04	1.00	1.55	1.52	1.41	1.30	0.54	2.39

(1) Figures at constant exchange rates.
(2) Excluding repos.
(3) Excluding repos and including specific marketable debt securities.
(4) Includes mutual funds, pension funds and other off-balance sheet funds.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit			
Country	Jan.-Sep. 15	Δ%	Δ% at constant exchange rates	Jan.-Sep. 14	Jan.-Sep. 15	Δ%	Δ% at constant exchange rates	Jan.-Sep. 14
Argentina	461	25.0	15.5	369	197	32.5	22.3	148
Chile	281	7.6	0.9	261	111	(12.5)	(17.9)	127
Colombia	419	0.7	12.5	416	205	3.0	15.2	199
Peru	534	15.2	5.9	463	133	9.6	0.8	121
Venezuela	122	(76.6)	256.1	521	4	(96.3)	(44.5)	123
Other countries(1)	73	37.7	29.5	53	43	22.2	16.0	35
Total	**1,889**	**(9.3)**	**14.9**	**2,083**	**693**	**(8.0)**	**6.5**	**754**

(1) Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America 35

Rest of Eurasia

Highlights

- Lending activity conditioned by the maturity of wholesale operations.
- Significant increase in customer deposits.
- Year-on-year comparison affected by the payment in 2014 of the dividend from CNCB.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.-Sep. 15	Δ%	Jan.-Sep. 14
Net interest income	**130**	**(10.1)**	**145**
Net fees and commissions	123	(12.7)	141
Net trading income	105	(12.3)	120
Other income/expenses	0	(99.8)	196
Gross income	**359**	**(40.3)**	**602**
Operating expenses	(252)	(0.4)	(253)
Personnel expenses	(141)	1.5	(139)
General and administrative expenses	(100)	(5.1)	(106)
Depreciation and amortization	(10)	27.3	(8)
Operating income	**107**	**(69.2)**	**349**
Impairment on financial assets (net)	(6)	(88.8)	(57)
Provisions (net) and other gains (losses)	(0)	(95.6)	(2)
Income before tax	**101**	**(65.2)**	**291**
Income tax	(35)	(36.3)	(55)
Net income	**66**	**(71.9)**	**236**
Non-controlling interests	-	-	-
Net attributable profit	**66**	**(71.9)**	**236**

Balance sheet	30-09-15	Δ%	30-09-14
Cash and balances with central banks	263	28.7	204
Financial assets	2,281	(50.8)	4,641
Loans and receivables	16,276	(7.6)	17,618
Loans and advances to customers	15,493	(3.3)	16,019
Loans and advances to credit institutions and other	783	(51.1)	1,599
Inter-area positions	1,106	-	-
Tangible assets	49	(36.3)	77
Other assets	337	17.1	288
Total assets/liabilities and equity	**20,312**	**(11.0)**	**22,828**
Deposits from central banks and credit institutions	5,423	13.5	4,776
Deposits from customers	13,094	49.4	8,767
Debt certificates	0	(4.7)	0
Subordinated liabilities	307	(43.2)	540
Inter-area positions	-	-	5,921
Financial liabilities held for trading	98	(54.1)	212
Other liabilities	161	(64.1)	449
Economic capital allocated	1,229	(43.2)	2,163

Macro and industry trends

The **eurozone** continues to show a pattern of sustained recovery. Domestic demand and, in particular, private consumption, continue to support the improving economic activity in the major economies (France, Italy and Germany). The drop in oil prices and the gradual depreciation of the euro, linked largely to the quantitative easing program implemented by the ECB, have been some of the main factors supporting economic activity. The firmness with which the ECB began the purchases has had a very significant impact on financial markets: since the end of 2014, apart from the aforementioned depreciation, there has been a significant decline in interest rates and a gradual stabilization of the expectations of medium-term inflation, which remains below the ECB's target level.

In **China**, the risk of a greater than anticipated slowdown of the economy persists. The country's equity markets have sustained significant losses in the quarter, following the strong gains registered at the end of 2014. However, the authorities have taken measures to try to stabilize the stock-market indices and the Chinese Central Bank has allowed its currency to depreciate against the U.S. dollar. The risk of a more intense economic slowdown in China is having side effects in other emerging markets, in particular in Asia and Latin America.

Activity and earnings

In **Europe**, gross income is down year-on-year (-15.8%) as a result of the notable fall in spreads, the lower generation of fees and commissions, and the almost total lack of one-off transactions. However, there has been a very positive trend in fund gathering (up 47.9% in year-on-year terms and up 17.8% since December, in the balance of customer deposits under management excluding repos),

36 Business areas

Financial statements and relevant business indicators (Million euros and percentage) Relevant business indicators 30-09-15 ?% 30-09-14 Loans and advances to customers (gross) (1) 16,090 (4.0) 16,768 Customer deposits under management (1) 12,990 50.0 8,663 Off-balance sheet funds (2) 322 (31.9) 472 Efficiency ratio (%) 70.1 42.0 NPL ratio (%) 2.7 3.8 NPL coverage ratio (%) 94 81 Cost of risk (%) 0.05 0.42 (1) Excluding repos. (2) Includes mutual funds, pension funds and other off-balance sheet funds. driven by CIB’s Global Transaction Banking gathering with corporate customers unit. The Global Markets unit increased its and the results of the marketing plan revenues thanks to lower uncertainty with launched by Global Markets in June, respect to the Greek crisis and the favorable which has reduced the negative impact effect of the aforementioned quantitative due to the evolution of exchange rates easing program implemented by the ECB. over the period. Asia maintains its positive trend in net Thus, the area’s cumulative net interest income, thanks to favorable fund attributable profit stands at €66m.

Corporate Center

Financial statements

(Million euros)

Income statement	Jan.-Sep. 15	Δ%	Jan.-Sep. 14
Net interest income	**(324)**	**(34.8)**	**(497)**
Net fees and commissions	(81)	13.9	(71)
Net trading income	115	258.2	32
Other income/expenses	92	77.9	52
Gross income	**(198)**	**(59.1)**	**(484)**
Operating expenses	(809)	7.5	(752)
Personnel expenses	(380)	11.1	(342)
General and administrative expenses	(68)	6.1	(64)
Depreciation and amortization	(361)	4.2	(346)
Operating income	**(1,007)**	**(18.6)**	**(1,236)**
Impairment on financial assets (net)	1	(84.2)	7
Provisions (net) and other gains (losses)	(124)	(18.0)	(151)
Income before tax	**(1,130)**	**(18.2)**	**(1,381)**
Income tax	342	43.2	239
Net income from ongoing operations	**(788)**	**(31.0)**	**(1,142)**
Results from corporate operations (1)	(1,113)	n.m.	-
Net income	**(1,901)**	**66.5**	**(1,142)**
Non-controlling interests	(23)	n.m.	(2)
Net attributable profit	**(1,924)**	**68.2**	**(1,144)**
Net attributable profit (excluding results from corporate operations)	**(811)**	**(29.1)**	**(1,144)**

(1) 2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group's stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, and the impact of the sale of BBVA's 29.68% stake in CIFH.

Balance sheet	30-09-15	Δ%	30-09-14
Cash and balances with central banks	13	(17.9)	16
Financial assets	3,060	(10.0)	3,401
Loans and receivables	130	233.4	39
Loans and advances to customers	130	233.4	39
Loans and advances to credit institutions and other	-	-	-
Inter-area positions	-	-	-
Tangible assets	2,834	31.2	2,160
Other assets	21,075	18.7	17,755
Total assets/liabilities and equity	**27,112**	**16.0**	**23,370**
Deposits from central banks and credit institutions	-	-	-
Deposits from customers	-	-	-
Debt certificates	5,395	10.7	4,875
Subordinated liabilities	4,901	4.5	4,691
Inter-area positions	(12,399)	(13.8)	(14,383)
Financial liabilities held for trading	-	-	-
Other liabilities	4,599	(34.9)	7,067
Shareholders' funds	49,340	6.9	46,165
Economic capital allocated	(24,724)	(1.3)	(25,044)

Results for the Corporate Center in the first nine months of the year stood at a negative €1,924m. As pointed out previously, this quarter includes the impact from the valuation at fair value of the 25.01% that BBVA owned in Garanti Bank, once it completed the acquisition of an additional 14.89% in this Turkish bank. The following is also worth noting:

- Better performance in **net interest income**, due basically to lower costs of wholesale finance, in line with previous quarters.
- Negative contribution of **NTI** over the quarter. However, the cumulative NTI figure to September is clearly higher than in the same period in 2014, basically as a result of capital gains from the Holdings in Industrial and Financial Companies unit.
- **Results from corporate operations**, a negative €1,113m, basically include €705m in capital gains, net of tax, for the various sale operations equivalent to 6.34% of BBVA Group's stake in CNCB (€583m in the first quarter for the sale of 5.6% and €122m in the second quarter for the sale of 0.8%), €22m for the badwill generated in the CX deal (second quarter) and a negative €1,840m for the valuation at fair value of the 25.01% stake in Garanti Bank mentioned previously (third quarter).

38 Business areas

Annex

Interest rates

(Quarterly averages)

	2015			2014			
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.05	0.05	0.05	0.05	0.12	0.22	0.25
Euribor 3 months	(0.03)	(0.01)	0.05	0.08	0.16	0.30	0.30
Euribor 1 year	0.16	0.17	0.25	0.33	0.44	0.57	0.56
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	3.32	3.30	3.30	3.29	3.29	3.67	3.79
CBRT (Turkey)	8.27	8.26	7.99	8.40	8.40	9.79	9.22

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates				Average exchange rates	
	30-09-15	Δ% on 30-09-14	Δ% on 30-06-15	Δ% on 31-12-14	Jan.-Sep. 15	Δ% on Jan.-Sep. 14
Mexican peso	18.98	(10.4)	(7.6)	(5.8)	17.36	2.4
U.S. dollar	1.12	12.3	(0.1)	8.4	1.11	21.6
Argentinean peso	10.55	0.9	(3.7)	(1.6)	9.99	8.3
Chilean peso	789.27	(4.1)	(10.0)	(6.6)	712.76	6.6
Colombian peso	3,496.50	(27.0)	(17.3)	(16.9)	2,941.18	(10.5)
Peruvian new sol	3.60	1.0	(1.4)	0.3	3.50	8.8
Venezuelan bolivar fuerte	223.41	(93.2)	(1.2)	(93.5)	223.41	(93.4)
Turkish lira	3.39	(15.1)	(11.7)	(64.2)	2.97	(1.2)

Annex 39

Other information: Corporate & Investment Banking Highlights • Growth of the loan book, mainly in Spain and Mexico. • Good performance of deposit gathering, especially in Europe. • Favorable performance of gross income. • Expenses influenced by investments in technology. • Good risk indicators.

Macro and industry trends

The most relevant macroeconomic and industry aspects affecting the Group's wholesale business in the **first nine months of 2015** and, particularly in the last quarter, have been:

- A difficult environment in the financial markets, characterized by a sudden decline in the price of many assets, especially in equities.
- A significant increase in volatility due to various shocks, mainly the events in China (collapse of equity markets, despite the government's efforts to prop up prices, and devaluation of the currency and worsening of the country's economic prospects), which have had side effects in other emerging markets, above all in Asia and Latin America.

Lastly, as a result of the macro environment described throughout this report, characterized by the growing difference among regions and the prospects of change in the relative tone of monetary policies, with low oil prices and increased financial volatility, capital flows are generally going to developed, rather than emerging markets.

Activity

All the comments below on rates of change will be expressed at constant **exchange rates**, unless expressly stated otherwise.

Good performance of the **loan book**, which is up 11.5% year-on-year and 11.0% since the end of 2014. By geographical area, the increases registered in Spain (up 7.6% year-on-year and 11.1% since December 2014) and Mexico are worth mentioning. In this regard, BBVA's Corporate Lending unit has signed in Spain over fifteen deals during the third quarter. BBVA was also the leader in the syndicated loan market by volume in Latin America, leading several deals in the region.

This increase in the loan book has had no negative effect on **asset quality**, as can be seen in the table of relevant business indicators.

Good performance also in **deposit** gathering, whose balance registered year-on-year rates of growth of 21.7% (up 19.2% in the first nine months of 2015), due mainly to the positive performance in Rest of Eurasia (up 115.6% and 30.2%, respectively). The GTB

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.-Sep. 15	Δ%	Δ%(1)	Jan.-Sep. 14
Net interest income	**1,099**	**(3.0)**	**6.4**	**1,133**
Net fees and commissions	523	(4.0)	(6.0)	545
Net trading income	523	41.3	47.5	370
Other income/expenses	86	81.6	8.6	48
Gross income	**2,232**	**6.5**	**10.3**	**2,096**
Operating expenses	(737)	7.7	6.5	(685)
Personnel expenses	(375)	5.2	2.0	(357)
General and administrative expenses	(345)	9.8	11.2	(314)
Depreciation and amortization	(17)	22.3	16.8	(14)
Operating income	**1,494**	**5.9**	**12.3**	**1,411**
Impairment on financial assets (net)	(74)	(50.6)	(49.0)	(150)
Provisions (net) and other gains (losses)	0	n.m.	(92.0)	(4)
Income before tax	**1,420**	**13.0**	**19.5**	**1,257**
Income tax	(410)	17.4	19.8	(349)
Net income	**1,011**	**11.3**	**19.4**	**908**
Non-controlling interests	(103)	(5.4)	38.6	(109)
Net attributable profit	**908**	**13.6**	**17.6**	**799**

Balance sheet	30-09-15	Δ%	Δ%(1)	30-09-14
Cash and balances with central banks	4,325	1.7	23.2	4,253
Financial assets	94,522	(3.3)	(1.0)	97,761
Loans and receivables	82,710	12.2	13.2	73,707
Loans and advances to customers	56,019	10.1	11.7	50,889
Loans and advances to credit institutions and other	26,691	17.0	16.7	22,818
Inter-area positions	-	-	-	-
Tangible assets	46	87.5	84.9	24
Other assets	3,647	(24.9)	(24.4)	4,860
Total assets/liabilities and equity	**185,250**	**2.6**	**4.7**	**180,605**
Deposits from central banks and credit institutions	58,818	21.8	25.2	48,304
Deposits from customers	52,693	6.0	15.7	49,724
Debt certificates	1,609	n.m.	n.m.	18
Subordinated liabilities	1,913	50.2	58.3	1,274
Inter-area positions	4,296	(66.4)	(71.7)	12,776
Financial liabilities held for trading	57,504	(2.9)	(2.4)	59,215
Other liabilities	4,412	(16.6)	(15.0)	5,290
Economic capital allocated	4,005	0.0	3.6	4,004

Relevant business indicators	30-09-15	Δ%	Δ%(1)	30-09-14
Loans and advances to customers (gross)(2)	51,081	9.8	11.5	46,536
Customer deposits under management(2)	37,630	7.4	21.7	35,035
Off-balance sheet funds(3)	1,348	(3.0)	2.7	1,389
Efficiency ratio (%)	33.0			32.7
NPL ratio (%)	0.8			0.9
NPL coverage ratio (%)	148			149
Cost of risk (%)	0.17			0.40

(1) Figures at constant exchange rates.
(2) Excluding repos.
(3) Includes mutual funds, pension funds and other off-balance sheet funds.

Other information: Corporate & Investment Banking

41

unit has continued to develop solutions to meet the transactional needs of BBVA’s customers, incorporating new functionalities and improvements in online banking. It has also taken part in several deals, including the issuance of two guarantees for the construction of two roads and maritime services in Australia and the issuance of completion guarantees to a major construction company that has been awarded the Champlain Bridge project for building and maintaining a new bridge in Quebec. Earnings The highlights of CIB’s income statement for the first nine months of 2015 are summarized below: • Good performance of gross income (up 10.3% year-on-year to €2,232m), influenced by the positive performance of the Corporate Lending (larger volumes of lending, although at prices that remain at very low levels), GTB (good performance of fund gathering, especially in Latin America, and lower-cost deposits, such as current and savings accounts), Corporate Finance and Global Markets units. The Mergers & Acquisitions Corporate Finance unit continues to be the Spanish leader in financial advice for M&A operations, with a total of 94 deals advised since 2009, according to Thomson Reuters. Relevant deals were completed in the third quarter of 2015 that generated high fees, above all in Spain and Mexico. Lastly, Global Markets closed a quarter strongly influenced by the high level of uncertainty in the markets. Worth mentioning by geographical area is the good year-on-year performance of the customer franchise in the exchange rates product (FX) both in Europe (up 51.0%) and in México (up 54.0%); the favorable performance of the activity with customers in currency products in South America, above all in Peru; while the contribution of this unit in the United States continues to grow, supported by the debt capital markets activity and BBVA’s network customer distribution franchise. • Cumulative operating expenses to September are up 6.5% year-on-year, affected by the investments in technology being undertaken, and also by the depreciation against the euro of Latin American currencies and the high inflation in some countries in the area. However, the cumulative efficiency ratio to September remains at levels very similar to the same period in 2014. • Lastly, very good performance of impairment losses on financial assets over the first nine months of 2015 (down 49.0% year-on-year); thus, the cumulative cost of risk to September 2015 stands below the figure for both the same period the previous year and for the first half of this year.

Conciliation of the BBVA Group's financial statements

These headings present the conciliation of the Group's income statements with Garanti using the equity method versus consolidation in proportion to the percentage of BBVA Group's stake in the Turkish bank up to the second quarter of 2015 (25.01%). From the third quarter of this year, BBVA's stake in Garanti (currently 39.9%) is consolidated by the full integration method. Therefore, the differences are due to periods prior to the third quarter of this year.

The corporate operations heading in 2015 includes the capital gains from various sale operations equivalent to 6.34% of BBVA Group's stake in CNCB, the badwill generated in the CX deal, and the impact of the valuation at fair value of the 25.01% that BBVA owned in Garanti Bank at the time of completing the acquisition of an additional 14.89%.

Consolidated income statement BBVA Group

(Million euros)

	Garanti integrated proportionally until the second quarter of 2015 and with the corporate operations heading		Garanti by the equity method until the second quarter of 2015	
	January-Sep. 15	January-Sep. 14	January-Sep. 15	January-Sep. 14
Net interest income	**12,011**	**10,868**	**11,600**	**10,358**
Net fees and commissions	3,442	3,198	3,347	3,056
Net trading income(1)	1,558	1,621	1,580	1,598
Dividend income	288	412	288	412
Income by the equity method	24	32	192	265
Other operating income and expenses	211	(539)	204	(547)
Gross income	**17,534**	**15,592**	**17,211**	**15,141**
Operating expenses	(9,024)	(8,046)	(8,812)	(7,759)
Personnel expenses	(4,693)	(4,171)	(4,586)	(4,023)
General and administrative expenses	(3,382)	(3,014)	(3,294)	(2,903)
Depreciation and amortization	(950)	(860)	(932)	(834)
Operating income	**8,510**	**7,546**	**8,399**	**7,382**
Impairment on financial assets (net)	(3,283)	(3,318)	(3,214)	(3,218)
Provisions (net)	(576)	(642)	(574)	(638)
Other gains (losses)(2)	(316)	(501)	(1,555)	(503)
Income before tax	**4,335**	**3,085**	**3,055**	**3,023**
Income tax	(1,109)	(808)	(941)	(746)
Net income from ongoing operations	**3,226**	**2,277**	**2,113**	**2,277**
Net income from discontinued operations	-	-	-	-
Results from corporate operations(3)	(1,113)	-	-	-
Net income	**2,113**	**2,277**	**2,113**	**2,277**
Non-controlling interests	(411)	(348)	(411)	(348)
Net attributable profit	**1,702**	**1,929**	**1,702**	**1,929**

(1) Includes "Net trading income" and "Exchange rate differences (net)".
(2) Includes "Impairment losses on other assets (net)", "Gains (losses) on derecognized assets not classified as non-recurrent assets held for sale" and "Gains (losses) in non-current assets held for sale not classified as discontinued operations".
(3) 2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group's stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, and the impact of the sale of BBVA's 29.68% stake in CIFH.

Conciliation of the BBVA Group's financial statements 43

BBVA INVESTOR RELATIONS Headquarters Ciudad BBVA. Calle Azul, 4 28050 Madrid SPAIN Telephone: +34 91 374 65 26 E-mail: bbvainvestorrelations@bbva.com New York Office 1345 Avenue of the Americas, 44th floor 10105 New York, NY Telephones: +1 212 728 24 16 / +1 212 728 16 60 More information at: http://shareholdersandinvestors.bbva.com

BBVA Adelante

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 30 , 2015	By:	/s/ María Ángeles Peláez
Name: María Ángeles Peláez
Title: Authorized Representative